082-01116

SHARP

For the year ended March 31, 2008

Performance Enhanced

Annual Report 2008



Contents

Profile

Since its foundation in 1912, Sharp has devised a string of Japan-first and world-first products based on the spirit to "make products that others want to imitate." Over the years, Sharp has fashioned a name as a global electronics manufacturer with a focus on consumer and information products such as LCD TVs and mobile phones and on electronic components such as LCDs and solar cells.

A key competitive advantage held by Sharp is its "Spiral Strategy" that involves maximizing synergies to propel the development of distinctive products infused with unique devices. Through further innovation of this integrated business model, Sharp aims to be a "valued one-of-a-kind company" that offers new lifestyles and brings new levels of satisfaction to people everywhere.

Financial Highlights

Sharp Corporation and Consolidated Subsidiaries
Years Ended March 31

	Yen (millions)					U.S. Dollars (thousands)
	2004	2005	2006	2007	**2008**	**2008**
Net Sales	¥ 2,257,273	¥ 2,539,859	¥ 2,797,109	¥ 3,127,771	**¥ 3,417,736**	**$ 34,522,586**
Domestic sales	1,143,548	1,329,711	1,397,081	1,526,938	**1,590,747**	**16,068,152**
Overseas sales	1,113,725	1,210,148	1,400,028	1,600,833	**1,826,989**	**18,454,434**
Operating Income	121,670	151,020	163,710	186,531	**183,692**	**1,855,475**
Income Before Income Taxes and Minority Interests	102,720	128,184	140,018	158,295	**162,240**	**1,638,788**
Net Income	60,715	76,845	88,671	101,717	**101,922**	**1,029,515**
Net Assets	943,532	1,004,326	1,098,910	1,192,205	**1,241,868**	**12,544,121**
Total Assets	2,150,250	2,385,026	2,560,299	2,968,810	**3,073,207**	**31,042,495**
Capital Investment	248,178	243,388	238,839	314,301	**344,262**	**3,477,394**
R&D Expenditures	138,786	148,128	154,362	189,852	**196,186**	**1,981,677**
Per Share of Common Stock (yen and U.S. dollars)						
Net income	55.37	70.04	80.85	93.25	**93.17**	**0.94**
Cash dividends	18.00	20.00	22.00	26.00	**28.00**	**0.28**
Net assets	864.77	920.09	1,006.91	1,084.76	**1,119.09**	**11.30**
Return on Equity (ROE)	6.6%	7.9%	8.4%	8.9%	**8.4%**	–
Number of Shares Outstanding (thousands of shares)	1,090,672	1,091,075	1,090,901	1,090,678	**1,100,525**	–
Number of Employees	46,164	46,751	46,872	48,927	**53,708**	–

(Notes) 1. The translation into U.S. dollar figures is based on ¥99=U.S.$1.00, the approximate exchange rate prevailing on March 31, 2008. All dollar figures herein refer to U.S. currency.
2. Effective for the year ended March 31, 2007, net assets are presented based on the new accounting standard, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board Statement No. 5) and the "Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Financial Standards Implementation Guidance No. 8). Prior year figures have not been restated.
3. The amount of properties for lease is included in capital investment.
4. The computation of net income per share is based on the weighted average number of shares of common stock outstanding during each fiscal year.
5. The number of shares outstanding is net of treasury stock.

Forward-Looking Statements

This annual report contains certain statements describing the future plans, strategies and performance of Sharp Corporation and its consolidated subsidiaries (hereinafter "Sharp"). These statements are not based on historical or present fact, but rather assumptions and estimates based on information currently available. These plans, strategies and performance are subject to known and unknown risks, uncertainties and other factors. Sharp's actual performance, business activities and financial position may differ materially from the assumptions and estimates supplied on account of such risks, uncertainties and other factors. Sharp is under no obligation to update these forward-looking statements in light of new information, future events or any other factors. The risks, uncertainties and other factors that could affect actual results include, but are not limited to:
(1) The economic situation in which Sharp operates
(2) Sudden, rapid fluctuations in demand for Sharp's products and services, as well as intense price competition
(3) Changes in exchange rates (particularly between the yen and the U.S. dollar, the euro and other currencies)
(4) Sharp's ability to respond to rapid technical changes and changing consumer preferences with timely and cost-effective introductions of new products and services
(5) Regulations such as trade restrictions in other countries
(6) Litigation and other legal proceedings against Sharp

Net Sales


(billions of yen)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,257
2,539
2,797
3,127
3,417
04 05 06 07 08

Operating Income


(billions of yen)
(%)
200
150
100
50
0
12
9
6
3
0
121
151
163
186
183
04 05 06 07 08
Ratio to net sales

Net Income


(billions of yen)
(%)
120
90
60
30
0
8
6
4
2
0
60
76
88
101
101
04 05 06 07 08
Ratio to net sales

Net Assets*



(billions of yen)
1,500
1,200
900
600
300
0
943
1,004
1,098
1,192
1,241
04 05 06 07 08

* Refer to footnote (Note 2) on page 3

Capital Investment


(billions of yen)
350
300
250
200
150
100
50
0
248
243
238
314
344
04 05 06 07 08

R&D Expenditures


(billions of yen)
(%)
200
150
100
50
0
12
9
6
3
0
138
148
154
189
196
04 05 06 07 08
Ratio to net sales

Looking back at the business environment of fiscal 2007 (ended March 31, 2008), the year was marked with stirrings of significant change in the structure of the global economy. Uncertainty increased in the economies of industrialized nations, particularly the United States, due to turmoil in international financial and capital markets, triggered by the subprime mortgage loan problem, and to soaring prices for resources, such as crude oil. Meanwhile, the economies of emerging countries, especially the BRICs, were spurred on by solid growth.

As the business environment heads toward a major turning point, we announced our "21st century manufacturing complex" concept under a new management structure initiated in April 2007. This involves concentrating our cutting-edge LCD panel and solar cell plants, incorporating relevant infrastructure and facilities, and attracting relevant material and other manufacturers to set up their plants on the same site. Construction of the complex is already underway. Additionally, we actively advanced business measures aimed at driving future growth, such as the creation of a global production system for LCD TVs, the deployment of a brand strategy in core markets around the world, and the promotion of partnerships and collaboration with prominent companies in growth fields. In order to realize stable growth into the future as a true valued one-of-a-kind company, we formulated "Visions for 2012" for our 2012 centennial anniversary, a significant milestone for Sharp. (For further details, please refer to the Special Feature on pages 12~20.)

Sharp has positioned fiscal 2008 as a critical year in initiating a new growth strategy aimed at realizing "Visions for 2012." We will continue working to further increase profitability and enhance corporate value by boldly tackling diverse management challenges. We ask all shareholders for their continued support.

July 2008

Katsuhiko Machida, Chairman & CEO

Mikio Katayama, President & COO



Katsuhiko Machida
Chairman & CEO

Mikio Katayama
President & COO



Aiming for New Growth by Promoting "Sincerity and Creativity" in All Our Business Activities

President Katayama explains the future direction of Sharp amid a drastically changing business environment.

Q Please review Sharp's business performance in fiscal 2007.

Fiscal 2007 (ended March 31, 2008) was marked by a rapidly changing business environment. Protracted steep increases in prices for crude oil and other materials put downward pressure on corporate earnings. Coupled with this, the electronics industry was hit with sudden fluctuations in exchange rates and a decline in product prices, culminating in extremely demanding circumstances. Meanwhile, the subprime mortgage loan problem in the United States impacted financial markets around the world, and cast a serious shadow over the actual economy.

Under these conditions, we achieved consolidated net sales for fiscal 2007 of ¥3,417.7 billion, up 9.3% over the previous year. This figure represents a historic high for the fifth consecutive year. Looking at results by segment, sales of Consumer/Information Products amounted to ¥2,291.7 billion, up 10.8% over the previous year. Sales of core products such as LCD TVs and mobile phones were brisk. In Electronic Components, sales were up 12.9% to ¥1,762.8 billion due to substantial growth in sales of LCDs, driven mainly by an increase in production at the Kameyama No. 2 Plant.

Operating income was ¥183.6 billion, down 1.5% from the previous year, due to such factors as a change in the calculation method for depreciation and amortization in line with an amendment to the Corporate Tax Law in Japan. If we calculate operating income using the previous method, the amount would have been ¥198.7 billion, up 6.5%. Net income was ¥101.9 billion, up 0.2% over the previous year. As with net sales, this was a new record high for the fifth year in a row.

"Sharp's two new visions are to 'Realize a true ubiquitous network society with our world's best LCDs' and 'Contribute to society by environment- and health-related business with energy-saving and energy-creating equipment as the core.'"



Q Can you explain "Visions for 2012" that Sharp embarked upon at the beginning of 2008?

We have established two visions for the 2012 centennial anniversary of our foundation: "Realize a true ubiquitous network society with our world's best LCDs" and "Contribute to society by environment- and health-related business with energy-saving and energy-creating equipment as the core."

Progress is expected in digital convergence, in which media, equipment and functions will be integrated around a core of digital technology. These infrastructure changes will provide us with key business opportunities. In the ubiquitous network society, LCDs will increase in importance as "windows of information." We possess an extensive line-up of LCDs, from small to large sizes, and our display technology, including for peripheral devices, is at the highest level in the world. Leveraging these competitive advantages, we will contribute to the realization of a true ubiquitous network society. Specifically, we will offer new lifestyles that use LCD-equipped products such as LCD TVs and mobile phones as portal terminals that function as gateways to network services.

Meanwhile, people's lifestyles are quickly becoming more environment- and health-conscious against a backdrop of worsening environmental problems, and the aging population and falling birth rate, particularly in industrialized nations. These changes have heralded outstanding opportunities for Sharp to fully utilize the strengths we have accumulated over a long period in energy-saving and energy-creating technologies. We will promote energy saving and energy creation by such measures as enhancing the development of LCDs that boast excellent environmental performance, creating energy-efficient home appliances and office equipment, and expanding business of clean-energy solar cells. We are also working to offer healthy lifestyles to the world by encouraging the widespread use of health-promoting appliances that make the most of our Plasmacluster Ion and superheated steam technologies.

Q What are the features and aims of the "21st century manufacturing complex" being built in Sakai City, Osaka Prefecture?

The major feature of the complex is that it will be home not only to Sharp's new LCD panel plant and solar cell plant but will also incorporate



"We aim to create new businesses by boldly challenging new ideas and pursuing dreams."



relevant infrastructure and facilities, and attract material and other manufacturers to construct plants on the same site. Our aim is to create an advanced environmentally friendly complex in which all companies can comprehensively reduce waste in manufacturing processes and energy consumption as one virtual company.

The LCD panel plant will be the first in the world to use 10th generation glass substrates. Exploiting this advantage to maximum effect, we will produce LCD panels for TVs that mark the industry's highest standards in quality, cost and performance through the fusion of the know-how and knowledge of each company in the complex.

Meanwhile, the solar cell plant being developed at the site will focus on producing thin-film solar cells based on the same thin-film technology as TFT LCD panels. Shared infrastructure within the complex, such as gas, substrate cleaning water and related facilities, can provide for improved productivity and investment efficiency.

Q Please explain initiatives in the LCD TV business.

Global demand for LCD TVs in fiscal 2008 is forecast to grow to 100 million units, up 1.3 times over the previous year, due in particular to the spread of digital broadcasting around the world and rapid expansion of the LCD TV market in emerging countries, notably the BRICs.

We started the integrated production of LCD TVs from LCD module to finished set at our new plants in Mexico and Poland, along with an increase in production at the Kameyama No. 2 Plant in July 2007, as part of our efforts to create a global production system with the Kameyama Plant at its nucleus. In fiscal 2008, we will be working to strengthen the competitiveness of AQUOS LCD TVs by improving operations at our global manufacturing bases and by pursuing cost reductions throughout the total value chain.

In addition, for the purpose of enhancing profit, we will be mounting a global effort to deploy LCD TVs that are better adapted to the specific needs of each region rather than unnecessarily seeking to expand market share. We will be focusing on the Japanese and North American markets, where steady demand is expected, and on markets such as China, where rapid growth is expected. We will be keeping a close watch on market conditions and trends in the broadcast infrastructure, and will work to strengthen our LCD TV business through product development and sales promotions that cater to specific regional characteristics.

We also aim to improve the AQUOS brand further by differentiating it from other companies by enhancing picture quality, slimness and environmental performance achieved through advanced technological expertise.



Q Can you describe initiatives in the solar cell business?

Sharp's solar cell business has strengths in technical capabilities amassed over many years, and we believe the business can expand over the medium to long term as a second pillar, together with LCDs.

There is now a common understanding around the world of the issues surrounding global warming and energy, which is driving higher expectations for renewable energy, especially photovoltaic power generation. Demand for solar cells is increasing worldwide. To meet this burgeoning demand, in addition to the conventional crystalline type, Sharp will bolster production of thin-film solar cells, where solid growth is expected, and work for the further expansion of our solar cell business with these two types.

The production of thin-film solar cells requires only 1/100th the amount of silicon needed for the crystalline type. Additionally, thin-film solar cells are characterized by lower reduction of conversion efficiency at high temperature, compared to the crystalline type. Moreover, thin-film solar cells have a non-complex structure and can be produced in a simple process, meaning that we can reduce costs significantly through economies of scale. It is no exaggeration to say that their performances and cost competitiveness depend on the technological innovation of production equipment that is plasma CVD equipment. In light of this fact, Sharp has realized higher conversion efficiency with the internal manufacture of plasma CVD equipment based on accumulated technology. Moving ahead, we will make further technological innovations, and strive to further enhance the performance and cost competitiveness of thin-film solar cells.

On a production front, we are planning to increase annual production capacity of thin-film solar cells at the Katsuragi Plant from 15MW to 160MW in October 2008. At the "21st century manufacturing complex," we are planning to build a new plant for thin-film solar cells that will enable us to expand annual production capacity to 1,000MW. We aim to start production by March 2010, beginning with a production capacity of 480MW as the first phase.



Can you explain efforts to strengthen corporate governance?

A high degree of expertise is required in order to constantly create market-leading products and devices for the fast-changing electronics industry, where technological innovations occur at breakneck speed. For this reason, it is important for management and manufacturing divisions to work very closely to make critical management decisions. Our business activities are limited to the development, production and sales of products and devices, which have a strong interrelation and require high expertise. This enables our directors, who are highly adept at business, to make swift and accurate management decisions, and it also serves to clarify reciprocal managerial responsibilities and promote mutual supervisory functions. In addition, we introduced the Executive Officer System on June 24, 2008, creating a structure that steadily facilitates nimble, efficient business execution by executive officers with operational responsibilities in each division. We will continue seeking to increase the transparency, soundness and effectiveness of management by steadily enhancing corporate governance.

"Sharp will create never-seen-before products and stimulate new demand to contribute to the enhancement of society and lifestyles."





Q What is Sharp's basic approach for returns to shareholders?

Sharp considers distributing profits to shareholders to be one of management's top priorities. While maintaining consistently stable dividend pay-outs, and while carefully considering our consolidated business performance, financial situation and future business development in a comprehensive manner, we will implement a set of measures to return profits to our shareholders, such as increasing the amount of periodic dividends. Under this policy, we distributed an annual dividend of ¥28 per share for fiscal 2007, an increase of ¥2 over the previous year. With this dividend increase, our dividends have been raised for eight consecutive years. We will work hard to continue returning profit actively, targeting a dividend pay-out ratio of 30% on a consolidated basis. Internal reserve funds are being provided for investment in plant and equipment in areas of future growth, and for development of uniquely featured products and proprietary electronic devices. They are also being provided for overseas business expansion and environmental protection measures.

Q Finally, please describe your basic management philosophy.

My fundamental management stance is to "stay true to basics and general principles."

The business philosophy of Sharp declares that "we do not seek merely to expand our business volume. Rather, we are dedicated to the use of our unique, innovative technology to contribute to the culture, benefits, and welfare of people throughout the world." Based on this philosophy, we are dedicated to our business creed — "Sincerity and Creativity" — in all our business practices. With this as our foundation, we aim to drive continuous corporate growth.

Additionally, Sharp has fashioned a history and climate of supplying world-first and Japan-first products that incorporate our unique technology to the world one after the other. This tradition of manufacturing is one of our areas of comparative strength. I always assert that "Technology knows no limits." Even barriers thought to be too high can be overcome with persistent efforts, as well as a passion and a vision for development to propel continued evolution. Going forward, Sharp seeks to promote technological innovation, create never-seen-before products, and stimulate new demand to contribute to the enhancement of society and lifestyles.



Special Feature:

Towards the Realization of Visions for 2012

Sharp formulated two new visions for its 2012 centennial anniversary: "Realize a true ubiquitous network society with our world's best LCDs" and "Contribute to society by environment- and health-related business with energy-saving and energy-creating equipment as the core."

This special feature introduces the 21st century manufacturing complex and the strategic businesses at the heart of these visions.

All companies in the "21st century manufacturing complex" will work together as one in a fresh new style of manufacturing



Conceptual diagram of the "21st century manufacturing complex"

Sharp is pushing ahead with the construction of the "21st century manufacturing complex" in the coastal area of Sakai City, Osaka Prefecture that will produce energy-saving LCD panels and energy-creating solar cells, aiming to begin production by March 2010. The complex will also incorporate relevant infrastructure and facilities, as well as material and other manufacturers, thereby driving advanced manufacturing as one virtual company that operates as if it were the single plant of a single company.

At the LCD panel plant, Sharp engineers will work closely with their counterparts at leading material and other manufacturers to share knowledge and expertise, and create the world's best LCD panels for TVs from image quality, performance and cost perspectives.

The solar cell plant will manufacture thin-film solar cells based on the same thin-film technology used in the production of TFT LCD panels. Shared infrastructure within the complex, including gas facilities, can provide for improved investment efficiency.

Sharp aims to ensure it is an environmentally advanced complex through the introduction of LED lighting, the use of waste heat from the plants, and the installation of photovoltaic power generation systems.

Overview of the "21st Century Manufacturing Complex"

Location: Sakaihama District of Sakai City, Osaka Prefecture
Site area: Approx. 1.27 million m²
Participating companies (as of April 2008; no particular order):

- <Glass substrates> Corning Japan K.K./ASAHI GLASS CO., LTD.
- <Color filters> Dai Nippon Printing Co., Ltd./TOPPAN PRINTING CO., LTD.
- <Chemical supply/recycling> NAGASE & CO., LTD.
- <Ultrapure water supply/wastewater treatment> Kurita Water Industries Ltd.
- <Bulk gas supply> Daido Air Products Electronics, Inc.
- <Bulk and electronics material gas supply> TAIYO NIPPON SANSO CORPORATION
- <Liquid hydrogen supply> Iwatani Corporation
- <Gas supply> OSAKA GAS CO., LTD.
- <Energy supply> Kanden Energy Solution Company Incorporated
- <Power supply> The Kansai Electric Power Co., Inc.
- <Logistics> NIPPON EXPRESS CO., LTD.
- <Reclaimed water supply> Kobelco Eco-Solutions Co., Ltd.

LCD panel plant

Glass substrate size:	2,850mm x 3,050mm (10th generation)
Input capacity:	72,000 substrates per month (initial capacity at start of operations: 36,000 substrates per month)
Amount of investment:	Approx. ¥380.0 billion (including land acquisition costs for the entire complex)
Main products:	LCD panels for large-screen TVs in the 40-, 50- and 60-inch classes

Solar cell plant

Plant scale:	1,000MW per year
Initial production capacity:	480MW per year
Glass substrate size:	1,000mm x 1,400mm
Amount of investment:	Approx. ¥72.0 billion
Production item:	Thin-film solar cells

Leveraging unique cutting-edge technology to create top quality, cost-competitive LCD panels for TVs


第10世代マザーガラス (2,850mm × 3,050mm)
57v

10G glass substrate employed at the new LCD panel plant



The new LCD panel plant currently under construction (as of July 2008)



The Kameyama Plant employs 6G and 8G glass substrates

The new LCD panel plant being built in Sakai City, Osaka will be the first in the world to use 10th generation (10G) glass substrates, ensuring highly efficient production of large-size LCD panels in the 40-inch class and above, where demand is expected to increase.

Once this new plant starts operations, along with the Kameyama No. 1 Plant utilising sixth generation (6G) glass substrates and the Kameyama No. 2 Plant employing eighth generation (8G) glass substrates, Sharp will be able to efficiently produce a wide range of LCD panel sizes for TVs.

This will enable us to make LCD panels with overwhelming cost benefits and further boost the competitiveness of AQUOS. Additionally, with increased production capacity, we can realize a stable supply of LCDs that facilitates fully-fledged sales to other leading TV manufacturers based on strategic partnerships.

As part of our efforts, Sharp agreed to form an alliance with Toshiba Corporation in LCD and semiconductor businesses. We also concluded a non-binding memorandum of intent with Sony Corporation to create a joint venture, by splitting out from Sharp the LCD panel plant under construction in Sakai City.


SHARP
TOSHIBA

Sharp President Katayama shakes hands with Toshiba President Nishida (right) at the press conference



Sharp President Katayama and Sony President Chubachi (left) shake hands at the press conference

Proposing new lifestyles with next-generation LCD TVs incorporating leading-edge technology





Sharp has devised innovative designs for new LCD TVs (prototype) that will revolutionize living spaces — folding screen style (left) and wall-mounted style (right)

The integration of broadcasting infrastructure is expected to progress around the world for Next Generation Network (NGN) focused on broadband communications, mobile communications and home networks. Televisions will shift from being mere devices that display signals delivered from broadcasting stations and increase in importance as "windows of information" in the home. As a result, they will need to offer even higher expression and bring a more refined sense of quality to interior décor.

In response, Sharp announced in August 2007 a prototype LCD TV with a thickness of 20mm (main display section) that far surpasses existing models in terms of image quality, thin-profile design and environmental performance. Sharp aims to bring further innovation to LCD TVs going forward. Along with seeking to enhance basic display performance, we are promoting the joint development of acoustic systems for LCD TVs with Pioneer Corporation, our business and capital alliance partner. We will also strive to strengthen network technology and interface with a view to increasing infrastructure sophistication and content diversification. Through these initiatives, we will enhance the expression and operability of LCD TVs as well as bring further refinement to interior décor.

Sharp will be creating LCD TVs that will completely transform living spaces and become the driving force behind the digital video culture of the 21st century.


46"
52"
65"

With AQUOS R Series TVs, viewers can enjoy the Internet on a large screen in high definition and with high image quality

Sharp President Katayama shakes hands with Pioneer President Sudo (right) at the press conference

Technological innovations in unique devices facilitate the birth of new mobile equipment



Mobile phone for SOFTBANK MOBILE Corp.

Wireless PDA for T-Mobile USA

Ultra mobile PC for WILLCOM, Inc.

A true ubiquitous network society where people worldwide can access a network anytime and anywhere is close at hand. To help realize this, further advancements are required in LCDs, the key device responsible for information propagation, and in electronic devices, such as camera modules, for mobile equipment.

Sharp boasts a variety of one-of-a-kind LCD technology, such as System LCDs, and going forward, we will work toward greater technological innovation to increase the performance of our LCDs, as well as make them slimmer, lighter and consume less power.

In addition, Sharp will further strengthen development of unique devices, including high-resolution camera modules, and small, thin tuner modules for "One Seg" terrestrial digital broadcast reception, while striving to create advanced, user-friendly mobile equipment that improves upon and integrates technology accumulated over many years in TVs, mobile phones, PDAs and personal computers.



Devices Supporting Ubiquitous Products

Small- and medium-size LCD | Camera module | CCD | Tuner module for "One Seg" reception | Laser diode | LED module

Contributing to environmental preservation through increased use of energy-creating solar cells


Photovoltaic power generation systems installed at an elementary school in California

Tackling global warming and energy problems are global common challenges. As such, expectations are increasing worldwide for photovoltaic power generation as it harnesses natural energy from the sun's rays and does not discharge CO_2, one of the causes of global warming, during operation. Demand for these systems is therefore rapidly rising.

Amid these circumstances, Sharp will strengthen production of thin-film solar cells in addition to the conventional crystalline type with the intention of making solar cells into the next pillar of business after LCDs.

Crystalline solar cells have higher conversion efficiency than thin-film solar cells, and are appropriate for use in residences with limited installation area. Thin-film solar cells, on the other hand, are characterized by lower reduction of conversion efficiency at high temperature, compared to the crystalline type, and as a result, demand is expected to expand in warm regions in such fields as large electricity-generating systems.

Sharp will work to develop business for both types in order to supply solar cells that best fit the needs of respective regions, and to expand use of photovoltaic power generation around the world.


Crystalline solar cells

Features: High conversion efficiency, suitable for places with limited installation area


Thin-film solar cells

Features: Low reduction of conversion efficiency at high temperatures


Thin-film solar cells installed at a company in Germany





Thin-film see-through solar cells installed at the Kameyama No. 2 Plant (left: external appearance, right: view from inside)

To increase the use of thin-film solar cells, Sharp seeks to further enhance conversion efficiency by making use of unique technologies amassed over many years.

Sharp developed thin-film solar cells with a triple-junction structure that includes one more amorphous silicon layer than the conventional tandem-type structure (amorphous silicon and microcrystalline silicon) through utilization of production equipment (plasma CVD equipment) incorporating our unique know-how. Through this, we have made effective use of light energy at a wide range of wavelengths and realized higher conversion efficiency.

On a production front, we are planning to increase annual production capacity of thin-film solar cells at the Katsuragi Plant from 15MW to 160MW in October 2008. At the "21st century manufacturing complex" in Sakai City, Osaka, we are planning to build a new plant for thin-film solar cells that will enable us to expand annual production capacity to 1,000MW.

We aim to start production by March 2010, beginning with a production capacity of 480MW as the first phase.

The cutting-edge plasma CVD equipment developed jointly with Tokyo Electron Limited will be installed at the new plant. Large glass substrate size of 1,000 x 1,400mm coupled with unique know-how will considerably boost production efficiency and further cut costs. Sharp plans to create a global production system for thin-film solar cells, using this new plant as a model when deploying other plants overseas.

In addition, Sharp is promoting the development of new technology aimed at further expanding the solar cell business, notably concentrator photovoltaic power systems that apply compound semiconductor technology and dye-sensitized solar cells that use organic materials. We are also working on the development of storage batteries that store power generated by solar cells.

Structure of Thin-Film Solar Cells (Image)


Tandem thin-film solar cell
Glass substrate
Transparent electrode
Amorphous silicon cell
Microcrystalline silicon cell
Back electrode
Triple-junction thin-film solar cell
Glass substrate
Transparent electrode
Amorphous silicon cell
Amorphous silicon cell
Microcrystalline silicon cell
Back electrode



Concentrator photovoltaic power systems (image)

Creating high-value-added products made with environment- and health-related technology


HEALSIO
SHARP

Air conditioner incorporating Plasmacluster Ion technology

Air purifier equipped with Plasmacluster Ion technology

Superheated steam oven HEALSIO

Plasmacluster Ion Technology

Plasmacluster Ion technology is a unique technology equipped in Sharp air purifiers, air conditioners and other products that purifies the air by removing airborne mold, viruses and allergens (mite feces and bodies). The technology is being increasingly employed in other areas as well, and has now been used in the products of over 20 different companies, including shower-toilets and car air conditioners. The total shipment volume of Plasmacluster Ion generating units, incorporated in products made by Sharp as well as those of other companies, amounted to 18 million worldwide at the end of March 2008. Going forward, Sharp will expand the range of products featuring this technology based on the concept of "fill every space with Plasmacluster Ions." We also aim to expand application to medical facilities and public transportation.

Superheated Steam Oven

Sharp's superheated steam oven HEALSIO is the first oven for home use to cook food using superheated steam technology. The health benefits gained from

Working Mechanism to Suppress Airborne Mite Allergens with Plasmacluster Ion Technology (Image)


The OH radicals sever the protein on the surface
Positive and negative ions cluster on the surface of airborne mite allergens
A chemical reaction occurs on the surface, and the ions are transformed into hydroxyl OH radicals (powerfully active substance)
The OH radicals remove hydrogen atoms from the mite allergen, destroy the protein and turn into water vapor

- Test Method: Mite allergens are dispersed into the air of a 1m³ chamber and Plasmacluster Ions are released into the space from a Plasmacluster Ion generating unit, and the behavior of the allergens measured.
- Eradication Method: Plasmacluster Ions are released into the air.
- Testing & Verification Organization: Graduate School of Advanced Sciences of Matter, Hiroshima University

■ Efficacy of Plasmacluster Ions Proven in Japan and Overseas (As of July 2008)



Country	Organization
Japan	•Ishikawa Health Service Association (Airborne mold) •The Kitasato Institute The Kitasato Institute Medical Center Hospital Research Center for Medical Environment (Airborne viruses) •Kitasato Research Center of Environmental Sciences (Airborne viruses) •Graduate School of Advanced Sciences of Matter, Hiroshima University (Airborne allergens)
U.S.A.	•Harvard School of Public Health Dr. Melvin W. First, Professor Emeritus (Airborne bacteria)
Canada	•Asthma Society of Canada (Airborne allergens)
Germany	•University of Lübeck (Airborne mold) •Aachen University of Applied Sciences Professor Gerhard Artmann (Biochemical research into pathogen removal mechanism)
China	•Shanghai Municipal Center for Disease Control and Prevention (Natural airborne bacteria)
Korea	•Seoul University (Airborne viruses)
U.K.	•Retroscreen Virology, Ltd. (Airborne viruses)

using HEALSIO, including fat removal, salt reduction and nutrient retention, have been highly praised, making it a hit in Japan. In the future, Sharp will strengthen global expansion of HEALSIO, beginning with North America and including Asia, Oceania, Europe and China, while working to expand products incorporating this technology by making the engine more advanced.

Schematic Illustration of the Superheated Steam Function



❷ Heat further using superheated steam generating unit
Steam
Superheated Steam
Retain Nutrients
Water
Fat
Salt
❶ Heat using steam generating unit
❸ Spray superheated steam from the top and side to heat the food

With this mechanism, food is cooked using superheated steam, obtained by heating ordinary steam at 100°C to a higher temperature of up to 340°C. This causes a portion of the fat and salt contained in meat, fish and fried foods to drop away, while low-oxygen cooking makes it possible to retain vitamin C and polyphenols, which are easily destroyed by oxygen.

LED Lighting

LED lighting is not only energy efficient and long lasting, it boasts other features such as flicker-free illumination, is mercury-free, and does not emit infrared or ultraviolet rays. Application is therefore expected in a wide range of fields. Sharp is expanding the use of solar-LED street lights incorporating LEDs with outstanding environmental performance and powered by natural energy from the sun's rays, as viable forms of outside illumination for the 21st century. Aiming to expand LED business, we will continue with the spiral deployment of products and devices that we excel in, and strengthen applied products by pushing ahead with the development of environmentally friendly lighting using LEDs.



Solar-LED street light with outstanding environmental performance

Copiers/Printers

Sharp has expanded its line-up of digital MFPs featuring Mycrostoner with high environmental performance. This uniquely developed toner suppresses toner consumption, while delivering high-resolution, high-quality printed output. Efforts to ensure energy-saving design in our MFPs include suppressing standby power consumption in facsimile mode to under 1W* to reduce environmental burden. Moving ahead, besides working to further improve environmental performance, we will make aggressive strides in strengthening information security, one of our core strengths, and propose document solutions that enhance business efficiency in the office.



Digital full-color MFP with eco-friendly features such as Mycrostoner

* In facsimile standby mode with the power off

Sharp Corporation and Consolidated Subsidiaries
Year Ended March 31, 2008

Consumer/Information Products

Audio-Visual and Communication Equipment

% of Total Sales



39.4%

Main Products

LCD color televisions, color televisions, projectors, DVD recorders, DVD players, Blu-ray Disc recorders, Blu-ray Disc players, 1-bit digital audio products, facsimiles, telephones, mobile phones, PHS (personal handy-phone system) terminals




AQUOS

Sales (billions of yen)


1,091
1,381
1,598
06
07
08

Home Appliances

% of Total Sales



6.2%

Main Products

Refrigerators, superheated steam ovens, microwave ovens, air conditioners, washing machines, vacuum cleaners, air purifiers, dehumidifiers, humidifiers, electric heaters, small cooking appliances





Sales (billions of yen)


224
239
249
06
07
08

Information Equipment

% of Total Sales



10.9%

Main Products

Personal computers, personal mobile tools, mobile communications handsets, electronic dictionaries, calculators, POS systems, handy data terminals, electronic cash registers, LCD color monitors, information displays, electrostatic copiers/printers, electrostatic copiers, supplies for copiers and printers, software, FA equipment, ultrasonic cleaners





Sales (billions of yen)


426
446
442
06
07
08

Notes: 1. Sales by product group include internal sales between segments (Consumer/Information Products and Electronic Components). Percentage of total sales is calculated accordingly. The LSI group's sales do not include internal sales to the LCD/Other Electronic Component group.
2. Effective for the year ended March 31, 2008, some items previously included in Other Electronic Components have been reclassified and are included in LSIs. In this connection, sales by product group of 2007 has been restated to conform with the 2008 presentation.

Electronic Components

LSIs

% of Total Sales



5.0%

Main Products

CCD/CMOS imagers, LSIs for LCDs, microcomputers, flash memory, combination memory, analog ICs





Sales (billions of yen)



190
200
203
06
07
08

LCDs

% of Total Sales



30.5%

Main Products

TFT LCD modules, Duty LCD modules, System LCD modules





Sales (billions of yen)



857
1,042
1,234
06
07
08

Other Electronic Components

% of Total Sales



8.0%

Main Products

Solar cells, components for satellite broadcasting, terrestrial digital tuners, RF modules, network components, laser diodes, LEDs, optical pickups, optical sensors, components for optical communications, regulators, switching power supplies





Sales (billions of yen)



310 319 325

06 07 08

Consumer/Information Products

Audio-Visual and Communication Equipment

LCD TVs

Demand for large-screen, high-resolution TVs is increasing in line with ongoing advancement in digital broadcasting and increasing high-definition content. In response, Sharp sought to strengthen its range of full high-definition LCD TVs through the release of the industry's first 26- and 22-inch models, in addition to introducing new large-size models. We also released LCD TVs that boast the industry's thinnest profile* at 3.44cm (at the thinnest part), staying one step ahead of diversifying demand, such as wall-mounting capabilities that bring a refined sense of quality to interior décor. On a production front, we expanded the integrated production of LCD TVs from LCD module to finished set at the global level, along with an increase in production capacity of LCD panels at the Kameyama No. 2 Plant. Sharp aims to roll out highly-advanced, cost-competitive LCD TVs to the market in a timely manner and develop AQUOS into a true global brand.



X-Series AQUOS LCD TV



*As of January 24, 2008, for digital high-definition LCD TVs for the Japanese market

Video Recorders/Players

Amid rising demand for video recording quality that matches high-definition broadcasting, sales steadily expanded of high-definition recorders with AQUOS Familink that enables users to operate LCD TV, video recorder and surround sound system with a single remote control. Going forward, we will enhance our line of models to record and play Blu-ray Discs that are ideal for large-volume recording of high-definition content.



AQUOS HD recorder

Mobile Phones

Despite long-standing demand for high-end mobile phones, the number of users seeking models that focus on specific applications is increasing. Sharp worked to expand business by deploying an extensive line-up, including AQUOS mobile phones, through the application of various technologies accumulated in LCD TVs and other products. Through these efforts, Sharp has achieved top share* in the Japanese market for three consecutive years since fiscal 2005. We will continue to create further distinctive mobile phones by leveraging our unique device technology.

*According to MM Research Institute, Ltd.


AQUOS

Mobile phones for (from above) SOFTBANK MOBILE Corp., KDDI CORPORATION, NTT DoCoMo, Inc.

Home Appliances

Home Appliances with Plasmacluster Ion Technology

Amid rising awareness toward healthy living and the environment, Sharp's unique Plasmacluster Ion technology has received high praise in the market for its ability to remove harmful substances such as airborne viruses and allergens. Sharp augmented its range of distinctive products incorporating this technology, including air conditioners equipped with an air flow control function, air purifiers with a humidifier function, and drum-type washer-dryers. Sharp's Plasmacluster Ion technology is being increasingly employed in the products of various other companies as well, including shower-toilets, car air conditioners and elevators. We will continue to expand this business into the future.



Air conditioner incorporating Plasmacluster Ion technology



Other Home Appliances

Sharp enhanced the fat-removal, salt-reduction and nutrient retention features of its superheated steam oven HEALSIO. We also launched refrigerators that reduce the drying of food and keep freshness through a unique cooling system. Sharp will continue supporting people's lives by enhancing its range of health-related products.



Superheated steam oven HEALSIO

Information Equipment

Wireless PDAs

Sharp supplies wireless PDAs to WILLCOM, Inc. and EMOBILE Ltd. in Japan and T-Mobile USA overseas. The design and user-friendliness of the products were evaluated highly by the market, leading to brisk sales. Sharp will continue striving to create distinctive products for the high-growth-potential wireless PDA market.



Wireless PDAs for (from left) WILLCOM, Inc. and EMOBILE Ltd.

Copiers/Printers

Sharp released high-speed digital MFPs capable of printing 110 pages per minute, and high-speed digital full-color MFPs capable of printing 50 pages per minute in color, creating an extensive line-up that ranges from low-speed to high-speed models. Sharp's digital MFPs were honored in December 2007 with the prestigious Line of the Year Award 2007 from Buyers Laboratory Inc. (BLI), a U.S.-based independent evaluation organization for business-use office equipment, in the digital MFP category, receiving high marks in the areas of reliability, operability and network-supporting functions. Sharp looks forward to continued business expansion by further bolstering product range and strengthening its approach to the latest document solutions.



High-speed digital MFP

Electronic Components

LSIs

CCD/CMOS Imagers

Sales of camera modules for mobile phones and CCDs for digital cameras were strong. We launched high-performance camera modules that contribute to thinner, more sophisticated mobile phones by utilizing our high-density mounting technology. Another development was CCDs for surveillance cameras that boast the industry's highest* sensitivity. Into the future, Sharp will make efforts to expand application into new areas such as security, automotive and medical realms.


CMOS camera module with auto-focus function


*As of March 2008, for 1/3-type 270,000 pixel and 320,000 pixel CCDs



System LSIs

Sales of core LCD drivers for LCD applied products such as LCD TVs were brisk. During the period, Sharp established a joint venture with Renesas Technology Corp. and Powerchip Semiconductor Corp. for the development and sale of drivers and controllers for small- and medium-size LCDs. Going forward, we will strengthen development of drivers for large-size LCDs for TVs, while also focusing on the creation of system devices that bring distinctive functions to LCD applied products.

LCDs

Large-size LCDs

The tight supply/demand balance for large-size LCDs continued due to growing demand for LCD TVs, notebook PCs and LCD monitors. In response, Sharp doubled its eighth generation substrate input capacity to 60,000 sheets per month at the Kameyama No. 2 Plant in July 2007, thereby increasing its supply of LCD panels for TVs. We plan to raise this figure to 90,000 in July 2008 to meet burgeoning demand. In line with this increase in production capacity, we will strengthen sales inside the company as well as to strategic partners. We also started construction of a new plant for LCD panels, which will be the nucleus of the "21st century manufacturing complex" planned for Sakai City, Osaka Prefecture. The LCD plant will be the first in the world to use 10th generation glass substrates. We plan to start production there by March 2010.


Kameyama Plant

Small- and Medium-size LCDs

In addition to expanding demand for mobile phones, applications for small- and medium-size LCDs are growing, including portable media players and personal navigation devices. Amid these circumstances, Sharp expanded business for System LCDs enabling high-definition, high-quality displays and that contribute to significant cost reductions. We applied our System LCD technology in the development of new System LCDs with embedded optical sensors that provide input capabilities including touch screen and scanner functions. Going forward, we will continue to strengthen development of our one-of-a-kind LCDs incorporating our unique, pioneering technology and contribute to advancement in mobile equipment.



System LCD with embedded optical sensors

Other Electronic Components

Solar Cells

Demand for photovoltaic power generation is rising amid increasing awareness of environmental preservation. Under these circumstances, Sharp was the first in the world to achieve cumulative solar cell production volume of 2,000MW at the end of 2007. In crystalline solar cells, in response to a shortage of silicon materials caused by demand expansion, we strove to secure stable supply by boosting procurement from material manufacturers and increasing the in-house production of silicon for solar cells. In thin-film solar cells, we pushed ahead with innovation of our production technology aimed at expanding production capacity. We will keep endeavoring to improve the performance and cost competitiveness of solar cells as a means to contribute to global environmental preservation through proliferation of photovoltaic power generation.



Thin-film solar module

Others

Sales of electronic components were buoyant, notably digital tuners, laser diodes and LEDs for use mainly in digital equipment. Sharp launched tuner modules for "One Seg" terrestrial broadcast reception for mobile phones that feature the industry's smallest package size and lowest power consumption*. We also mass-produced high-power blue-violet laser diodes for Blu-ray Disc recorders/players that achieve power outputs of 210mW to enable high-speed recording, and developed laser diodes that realize outputs of 250mW, an industry-leading level. Sharp aims to create distinctive devices that contribute to advancement in digital equipment.



High-power blue-violet laser diodes

*As of June 2007 (Sharp developed modules with an even smaller size and lower power consumption in February 2008)

Sharp advances a fundamental R&D policy of "selection and concentration" aimed at realizing sustainable growth. An aggressive patent strategy, meanwhile, helps build strong business foundations.

R&D Strategy

In addition to conducting R&D to strengthen core businesses such as LCD TVs, mobile phones and solar cells, Sharp focuses on themes that are expected to translate into future business pillars. To improve R&D efficiency and minimize risk, we make the most of opportunities generated by industry-academia-government collaboration.

Next-Generation LCD Technologies

Sharp has developed new LCD technologies that realize outstanding image quality, super-thin profile design and advanced environmental performance by bringing together the essence of its one-of-a-kind LCD technologies amassed over many years. The next-generation LCD TV embodying these technologies achieves a contrast ratio of 100,000:1 and color reproducibility covering 150% of NTSC color gamut in image performance, far better than any existing LCD TV. Meanwhile, annual power consumption* has been reduced to around half that of our existing sets of the same size class, giving it enhanced environmental friendliness. These extremely high performance levels are achieved with a design boasting thickness of just 20mm (main display section). By working to achieve further innovations in LCD technologies, Sharp will be creating next-generation LCD TVs that will become the driving force behind the high-resolution digital video culture of the 21st century.

*Annual power consumption is the amount of electrical power used in one year calculated according to the Energy Conservation Law in Japan based on screen size and type of receiver and standardized to the average daily viewing time of a typical household (4.5 hours).



Next-generation 52-inch LCD TV (prototype)

System LCD with Embedded Optical Sensors

Sharp has developed a System LCD with embedded optical sensors to provide input capabilities including touch screen and scanner functions. Sharp succeeded in building an optical sensor into each pixel of the LCD panel through its unique System LCD technology. This technology eliminates the need for films used in touch screens, resulting in a thinner, beautifully clear screen display compared to conventional types. In addition, tactile recognition based on simultaneously touching multiple points on the screen is now possible, a feature previously difficult to implement. Also, the scanner function can be used to scan in a business card placed on top of the screen, and further improvements to this function are expected to enable fingerprint authentication in the future. Sharp will continue to develop new proprietary one-of-a-kind LCD technologies and contribute to further advances in mobile equipment.



System LCD with embedded optical sensors

Dye-Sensitized Solar Cells

Sharp is working on R&D into dye-sensitized solar cells that use dye in materials to absorb sunlight. Since these solar cells do not employ semiconductor materials such as silicon and eliminate the need for high-temperature, high vacuum processes, they have high expectations as innovative next-generation solar cells that can significantly reduce cost of solar power generation. We realized a solar module with the world's highest* conversion efficiency of 8.2%, by modifying particle arrangement of titanium dioxide, an electrode material, which increases the amount of sunlight absorbed by the dye. Moving into the future, Sharp will promote further R&D into high-efficiency integration technology and technology to enhance reliability to drive the practical application of this type of solar cell.

*As of March 2008, for dye-sensitized solar module of 5cm x 5cm size



Prototype dye-sensitized solar module

Personal Protein Chip

Sharp conducts R&D for biosensing devices based on cutting-edge biotechnology aiming for future application in preventive medical care and health-related business. Among these, work

is currently being done on the personal protein chip, which can recognize changes in health condition by identifying changes in protein constituent patterns in the body. The chip is expected to contribute to the early discovery of illness and individualized medical care. At present, highly sophisticated technology and complex manual procedures are required for the separation and concurrent detection of different types of protein material. Sharp is working on making this process totally automated. This will suppress variations in detectable amount and considerably reduce detection time, making it possible to use the chip for medical diagnoses.


Personal protein chip analyzing equipment

Solid-State Lighting Technology

Sharp is promoting the development of solid-state lighting technology using unique high-output semiconductor optical devices and highly efficient phosphors. Besides featuring exceptional energy-saving performance compared to existing incandescent lamps and fluorescent lamps, solid-state lighting does not contain any harmful substances such as mercury, thereby prompting expectations as environmentally friendly next-generation lighting. Sharp has developed highly efficient phosphors that can control luminous wavelength according to particle size by using our unique composition method. Sharp is working toward the practical application of solid-state lighting by further enhancing luminous efficiency.


Examples of phosphors

Sidebar Widget Technology

Sharp has developed Sidebar Widget technology to provide Web-based content such as weather, share price and traffic information on the right side of the screen when watching an AQUOS LCD TV. The technology has been incorporated into AQUOS for the North American market. Viewers can configure widgets to check everyday information with a push of a button on the remote control, and switch to full-screen as required, to see more detailed information. Sharp seeks to propose new lifestyles by enhancing the compatibility of its products with various network services.


AQUOS equipped with Sidebar Widget technology

Intellectual Property Strategy

Sharp views its intellectual property strategy as one of its key management measures, promoting it in a coherent manner with business and R&D strategies. In order to secure a competitive edge with one-of-a-kind products and one-of-a-kind devices for stronger business foundations, Sharp is aggressively promoting patent right obtainment, while keeping certain technologies as "black-box."

Sharp has clearly delineated the fields that are central to its business and has assigned engineers well-versed in patent matters to each of these core business areas to conduct strategic patent development close to the frontline. As of March 31, 2008, Sharp had approximately 17,500 patents in Japan and 21,500 overseas.

Sharp utilizes these patents to strengthen its strategic businesses. In addition, to make further effective use of patents, a proactive patent strategy is pursued. The products of other companies are scrutinized, and if an infringement is discovered, an appropriate warning is issued. In certain cases, more aggressive action is taken, including filing lawsuits. Sharp is also promoting obtainment of design and trademark registrations based on its brand strategy and aiming to increase the number of applications and registrations globally.

Sharp seeks to gain the trust of society by strengthening its CSR activities based on the business creed of "Sincerity and Creativity."

CSR Concept

"Make products that others want to imitate." The spirit embodied in these words, spoken by Sharp's founder, has been passed down from generation to generation as Sharp has sought to contribute to society through manufacturing since its inception. In 1973, Sharp codified the unchanging spirit of its founder in the company's business philosophy and business creed. The business philosophy states that Sharp aims for mutual prosperity with all stakeholders and seeks to contribute to the culture, benefits and welfare of people throughout the world, which forms the foundation of CSR today. The business creed calls for "Sincerity and Creativity" and all employees must hold to it and follow it in order to realize the business philosophy.

Business Philosophy

We do not seek merely to expand our business volume. Rather, we are dedicated to the use of our unique, innovative technology to contribute to the culture, benefits, and welfare of people throughout the world.

It is the intention of our corporation to grow hand-in-hand with our employees, encouraging and aiding them to reach their full potential and improve their standard of living.

Our future prosperity is directly linked to the prosperity of our customers, dealers, and shareholders... indeed, the entire Sharp family.

Business Creed

Sharp Corporation is dedicated to two principal ideals:

"Sincerity and Creativity"

By committing ourselves to these ideals, we can derive genuine satisfaction from our work, while making a meaningful contribution to society.

Sincerity is a virtue fundamental to humanity...
always be sincere.

Harmony brings strength...
trust each other and work together.

Politeness is a merit...
always be courteous and respectful.

Creativity promotes progress...
remain constantly aware
of the need to innovate and improve.

Courage is the basis of a rewarding life...
accept every challenge with a positive attitude.

Environmental Activities

With the goal of becoming an "environmentally advanced company," Sharp has set a corporate vision of having "zero global warming impact by 2010." To achieve this objective, we deploy forward-thinking measures aimed at environmental preservation in all our corporate activities. Sharp is dedicated to realizing sustainable manufacturing to protect the environment, with a focus on expanding the use of photovoltaic power generation, promoting environmentally conscious product design, developing unique environmental technologies and reducing negative environmental impacts in production facilities.

Examples of Initiatives

Expanded the use of photovoltaic power generation

Sharp has built up technology and trust over more than 40 years since commencing mass-production of solar cells in 1963, and we were the first in the world to achieve cumulative solar cell production volume of 2,000MW at the end of 2007. A new plant for thin-film solar cells in Sakai City, Osaka Prefecture is slated to begin operations by March 2010, capable of expanding annual production volume to 1,000MW. By increasing production efficiency significantly at the plant, Sharp will contribute to the reduction of power generation costs and further use of photovoltaic power generation.

Promoted environmentally conscious product design

Sharp is committed to ensuring environmentally conscious product design. Our LCD TV AQUOS employs eco-friendly materials to the greatest extent possible, including plant-based resin paint developed in collaboration with Kansai Paint Co., Ltd. and a closed-loop material recyclable cabinet. The technology used in the practical application of the plant-based resin paint garnered the Excellence Award at the 2nd Monodzukuri Nippon Grand Awards sponsored by the Ministry of Economy, Trade and Industry. Additionally, in August 2007, we announced a prototype 50-inch-class LCD TV that boasts an ultra-thin profile of just 20mm (main display section) as well as outstanding environmental performance with annual power consumption of 140kWh/year (calculated according to the Energy Conservation Law in Japan).


52"
AQUOS employing plant-based resin paint on the stand and other eco-friendly materials

Developed new technology to expand plastic recycling

Sharp developed a closed-loop material recycling technology that enables the repeated reuse of plastic materials from used home appliances in parts for new products. The technology was put into practical use in fiscal 2001. We developed a new technology in fiscal 2007, enabling plastic components, in which metal parts and different types of resins still remain attached, to be reused. Furthermore, a surface processing method that applies technology from Ube Industries, Ltd. to incorporate colored pigments has made it possible to employ used plastics in the exterior components of refrigerators and washing machines.

Strengthened environmental friendliness at all plants worldwide

Sharp is systematically promoting efforts to increase environmental friendliness at its production facilities around the world. Based on Sharp's own assessment standards, we designate plants that are environmentally friendly as "Green Factories" and those that are extremely environmentally friendly as "Super Green Factories." In fiscal 2007, five plants in Japan and three plants overseas newly achieved Super Green Factory status. Through these efforts, we achieved our goal of ensuring that all 10 plants of Sharp Corporation are Super Green Factories and all group plants enjoy status above that of Green Factory. From fiscal 2008, we will start on a new measure, "Super Green Factory II (SGFII)," which will see our production facilities with an even higher degree of eco-friendliness.

Environmental and Social Contribution Activities

The Sharp Green Club (SGC), a voluntary organization jointly established by Sharp and its labor union, is the key company organization for planning and running a variety of community-based social contribution activities in Japan and overseas. Besides getting employees to contribute to local communities through active social contribution campaigns, the Club aims to increase employee awareness of the environment and volunteering. Further, in conjunction with Weather Caster Network, an NPO, Sharp has been educating youngsters at elementary schools throughout Japan about the environment since October 2006. The classes help to deepen consciousness of environmental issues in children, the leaders of tomorrow, so they can practice eco-friendly living habits.

Examples of Initiatives

Expanded "Sharp Forests"

One of the main activities of the SGC is to deploy forest preservation activities through the creation of "Sharp Forests" near our production facilities and sales and service locations around Japan. Sharp pushed ahead with activities to promote Sharp Forests at 10 locations in fiscal 2007. We newly opened Kagawa Sharp Forest and Fukuoka Sharp Koso Forest, and preparations were made to establish forests in Kameyama City, Mie Prefecture and Naha City, Okinawa Prefecture.


Fukuoka Sharp Koso Forest

Educated elementary school children on the environment

After receiving requests from over 1,000 schools nationwide, Sharp held classes on the environment for around 37,000 children at a total of 537 schools in fiscal 2007. The classes were centered around the themes of global warming, recycling and photovoltaic power generation, and included hands-on experiments. The initiative has been praised highly by students and everyone else involved. We plan to conduct the program in fiscal 2008 at over 500 schools, while increasing its scope in China and the United States.


Class on the environment at a school for Japanese children in Shanghai

Concerning Socially Responsible Investment (SRI) Indices

Sharp's proactive CSR activities have received high acclaim both in Japan and overseas. As of June 2008, Sharp was a constituent of the following major SRI indices.

- FTSE4Good Global Index (U.K.): March 2008
- Ethibel Sustainability Index (Belgium)
- Morningstar Socially Responsible Investment Index (Japan): September 2007
- KLD Global Climate 100 Index (U.S.A.): May 2007


FTSE4Good


ETHIBEL


MS-SRI


KLD Global Climate 100
INDEX

For further details on CSR activities, please see the Sharp Environmental and Social Report 2008 or access the Sharp homepage:
http://sharp-world.com/corporate/eco/index.html

Sharp seeks to enhance the transparency, soundness and effectiveness of management through a corporate governance system that intimately unites management and manufacturing divisions.

Basic Concept Concerning Corporate Governance

Sharp has always been a manufacturing and technology oriented company. In an effort to further strengthen manufacturing competency, Sharp is committed to improving the speed and quality of managerial decisions. Our business activities are limited to the development, production and sales of products and devices, which have a strong interrelation and require high expertise. This enables our directors, who are highly adept at business, to make swift and accurate management decisions through the mutual exchange of ideas. It also serves to clarify reciprocal managerial responsibilities and promote mutual supervisory functions. We have also introduced the Executive Officer System, creating a structure that steadily facilitates nimble, efficient business execution. Sharp seeks to further strengthen the current Director/Corporate Auditor System, which allows management and manufacturing divisions to work very closely, enabling the business to expand. Sharp works to enhance its corporate governance through this system.

Status of Corporate Governance System

The Board of Directors meetings of Sharp Corporation are held on a monthly basis to make decisions on matters stipulated by law and management-related matters of importance, thereby exercising its oversight responsibility over its business affairs. To improve management agility and flexibility, and to clarify the responsibilities of company management during each accounting period, the term of office for members of the Board of Directors is set at one year.

In addition to the Board of Directors, the company has the Executive Management Committee, where matters of importance related to corporate management and business operation are discussed and reported twice a month. Through this committee, executive decisions are made promptly. To further strengthen our operational and business execution system, we instituted the Executive Officer System on June 24, 2008.

The Board of Corporate Auditors formulates audit policies, listens to reports from accounting auditors, and receives

■ Corporate Governance System (As of June 24, 2008)


Shareholders' Meeting
Appointment/dismissal
Appointment/dismissal
Appointment/dismissal
Supervision/decision-making
Report
Supplement supervisory functions
Board of Directors Meeting
Directors
Report
Report
Board of Corporate Auditors
Corporate auditors
Accounting auditors
Report
Monitoring
Coordination
Internal Control Committee
Special Committee
Compensation Committee
Nominating Committee
Audit
Report
Appointment/dismissal
Audit
Advisory body
Representative directors
Advisory Board
Internal Audit Division
Coordination
Deliberation on key policies
Corporate Auditors Office
Supplement business execution functions
Executive Management Committee
Executive officers
Technology Strategy Committee
Strategic and Consultative Committees
One-of-a-kind Product Strategy Committee
Core Business Strategy Committee
Investment Committee
CSR/BRM Committee
Business Promotion Committee
Ensure apt policy execution /information sharing
Business execution and checks
Report
Operational audit
Operational audit
Accounting audit
Business execution
(Business groups/functional groups/sales and marketing groups/subsidiaries and affiliates)

reports on the execution of duties, in particular from the Board of Directors. Corporate auditors also exchange information and opinions on such matters as auditing (on-site auditing) results and the progress of deliberations of important meetings, which increases the validity of audits.

Strengthening Internal Controls

Sharp has set up the Internal Audit Division as a means to reinforce internal controls. By checking the validity of business execution as well as the appropriateness and efficiency of management, the division makes concrete proposals on how to improve business operations. Furthermore, Sharp has the Internal Control Committee as an advisory body to the Board of Directors. Deliberating on the basic policies and the state of development and operations regarding internal controls and internal audits, the committee reports on and discusses important matters with the Board of Directors. The Internal Control Group within the CSR Promotion Department, which is responsible for internal control of all business execution departments company-wide, was reorganized into the Internal Control Promotion Department within the CSR Promotion Group in April 2008.

To enhance compliance throughout the group, in May 2005, Sharp introduced the Sharp Group Charter of Corporate Behavior, a set of principles to guide corporate behavior, and the Sharp Code of Conduct, which clarifies the conduct expected of every employee and director of Sharp.

In order to comprehensively and systematically deal with diverse business risk, Sharp formulated the Business Risk Management Guideline to help identify and anticipate potential risks, minimize possible effects and react appropriately. Sharp constantly works to strengthen its business risk management at the initiative of the CSR Promotion Group.

Plan Regarding Large-Scale Purchases of Sharp Corporation Shares (Takeover Defense Plan)

Sharp Corporation is a publicly traded company that permits shareholders to freely sell and purchase its shares. Therefore, the Board of Directors of Sharp Corporation will not reject all large-scale purchases of its shares aimed at takeover so long as the large-scale purchase contributes to corporate value and the common interests of shareholders. Whether to permit a large-scale purchase of Sharp Corporation shares should be ultimately entrusted to the shareholders. However, there may also be inappropriate large-scale purchases that could harm corporate value and the common interests of shareholders. In order to prevent such large-scale purchases, the Board of Directors of Sharp Corporation decided to adopt the prior warning type of defense measures called the Plan Regarding Large-Scale Purchases of Sharp Corporation Shares (Takeover Defense Plan) (hereinafter referred to as the "Plan") upon approval by a majority of shareholders present at the Ordinary General Meeting of Shareholders held in June 2007. The effective term of the Plan was set to end at the conclusion of the 114th Ordinary General Meeting of Shareholders. Sharp proposed to continue the Plan with a partial amendment and received approval of a majority of Shareholders present at the 114th Ordinary General Meeting of Shareholders in June 2008. The effective term of the amended Plan* ends at the conclusion of the 115th Ordinary General Meeting of Shareholders scheduled for June 2009.

The Plan clarifies the rules (large-scale purchase rules) that must be adhered to by a group of shareholders with intent to obtain 20% or more of the voting rights of the company. The Board of Directors of Sharp Corporation shall receive advice and counsel from the Special Committee consisting of experienced outsiders and Sharp's outside corporate auditors before deciding to take countermeasures in the following cases: (1) if a large-scale purchaser does not follow the large-scale purchase rules; or, (2) although the large-scale purchaser complies with these rules, the large-scale purchase is deemed to be harmful to corporate value and common interests of shareholders.

A specific countermeasure is selected from what applicable laws and the articles of incorporation of the company deem appropriate as the authority of the Board of Directors at the time.

*For details of the Plan, please visit the Sharp homepage:
http://sharp-world.com/corporate/ir/topics/pdf/080624.pdf

Listed below are the principal business risks of Sharp that may have a significant influence on investors' decisions. Note that in addition to these there exist certain other risks that are difficult to foresee. Each of these risks has the potential to impact the operations, business results and financial position of Sharp. All references to possible future developments in the following text were made by Sharp as of March 31, 2008.

(1) Global Market Trends
Sharp manufactures and sells products and services in different regions around the world. Business results and financial position are thus subject to economic and consumer trends (especially trends in private consumption and corporate capital investment), competition with other companies, product demand, raw material supply and price fluctuations in each region. The political and economic situation in respective areas may also exert an influence on business results and financial position.

(2) Exchange Rate Fluctuations
The proportion of consolidated net sales accounted for by overseas sales stood at 50.1% in fiscal 2005, 51.2% in fiscal 2006 and 53.5% in fiscal 2007. Although Sharp employs forward exchange contracts to hedge the risk of exchange rate fluctuations while simultaneously seeking to expand and strengthen overseas production, such fluctuations may affect the business results of Sharp.

(3) Strategic Alliances and Collaborations
Sharp implements strategic alliances and collaborations with other companies in respective business fields to bolster the development of new technologies and products, and to enhance competitiveness. If, however, any strategic or other business issues arise, or objectives change, it may become difficult to maintain such alliances and collaborative ties with these companies, or to generate adequate results. In such cases, the business results and financial position of Sharp may be impacted.

(4) Business Partners
Sharp procures materials and receives services from a large number of business partners, and transactions are made only once a detailed credit check of the company has been completed. However, there exists the possibility that business partners suffer deterioration in performance due to slumping demand or severe price erosion, face unexpected M&A, or be impacted by natural disasters or accidents, which may affect the business results and financial position of Sharp.

(5) Technological Innovation
New technologies are rapidly emerging in the markets that Sharp operates. Such condition could change social infrastructure and intensify market competition, which may impact the business results and financial position of Sharp.

(6) Intellectual Property Rights
Sharp strives to protect its proprietary technologies by acquiring patents and other intellectual property rights. However, there are possibilities that rights are not granted, and Sharp may be unable to get sufficient legal protection of its proprietary technologies. In addition, there may be times that a third party infringes on the intellectual property rights of Sharp. Sharp may launch legal action against a third party in response to the wrongful use of its intellectual property rights. Conversely, a third party may launch legal action against Sharp if it deems that its intellectual property rights have been breached. Such litigation may impose a heavy financial burden on Sharp. Although compensation is given to employees for innovations that they make in the course of their work pursuant to a patent reward system governed by internal regulations, an employee may consider such payment inadequate and initiate legal action.

(7) Product Liability
Sharp manufactures products in accordance with strict quality control standards to ensure the utmost in quality. In order to fulfill responsibility as a manufacturer in case product

defects do arise, Sharp has taken out insurance to cover compensations based on product liability. Nonetheless, there still exists the possibility of a large-scale product recall or litigation caused by unforeseen events, which may adversely affect brand image or influence the business results and financial position of Sharp.

(8) Laws and Regulations
The business activities of Sharp are subject to various regulations in countries where it operates, including business and investment approval, export regulations, tariffs, accounting standards and taxation. Sharp must also adhere to various laws and regulations concerning trading, antitrust practices, product liability, consumer protection, intellectual property rights, product safety, the environment and recycling. Changes in such laws and regulations, and additional expenses to comply with the amendments may affect the business results and financial position of Sharp. Further, in case a major accident occurs related to one of Sharp s products, disclosure of said incident, based on a system of accident reporting and disclosure pursuant to the Consumer Product Safety Law and related regulations in Japan, could diminish its brand image.

(9) Litigation and Other Legal Proceedings
Sharp deploys business activities around the world, and as such, is subject to risk associated with litigation and other legal proceedings. Differences in legal and judicial system according to region make it difficult to predict the result of litigation or other legal proceedings currently involving Sharp or of these which may arise in the future. An adverse result due to litigation and measures taken by the regulatory authorities could affect the business results and financial position of Sharp.

(10) Leak of Personal Data and Other Information
Sharp retains personal data and other confidential information concerning its customers, business partners and employees. Extreme care is taken to protect this information. A company-wide management system promotes employee education and other measures aimed at ensuring compliance with management regulations. If information is leaked, however, it may reduce confidence in Sharp or result in substantial costs (associated with leakage prevention measures or indemnification for damages, for instance), which may affect the business results and financial position of Sharp.

(11) Other Key Variable Factors
In addition to the aforementioned risks, the business results of Sharp may be significantly affected by accidents and natural calamities, or major fluctuations in the stock and bond markets.

(As of June 24, 2008)

Directors


Representative Director, Chairman
Katsuhiko Machida


Representative Director, President
Mikio Katayama


Representative Director
Masafumi Matsumoto


Representative Director
Toshio Adachi


Representative Director
Toshishige Hamano


Representative Director
Yoshiaki Ibuchi


Director
Kenji Ohta


Director
Takashi Nakagawa


Director
Tetsuo Onishi


Director
Nobuyuki Taniguchi

Corporate Auditors

Full-time Corporate Auditors
Junzo Ueda
Shinji Hirayama

Corporate Auditors
Hiroshi Chumon
Yoichiro Natsuzumi

Executive Officers

CEO
Katsuhiko Machida

COO
Mikio Katayama

Executive Vice Presidents
Masafumi Matsumoto
Toshio Adachi
Toshishige Hamano
Yoshiaki Ibuchi

Senior Executive Managing Officer
Kenji Ohta

Executive Managing Officers
Takashi Nakagawa
Kohichi Takamori
Yoshisuke Hasegawa
Shigeaki Mizushima
Nobuyuki Sugano
Toshihiko Hirobe

Executive Officers
Yoshiki Sano
Takashi Okuda
Tetsuo Onishi
Toshihiko Fujimoto
Takuji Okawara
Takashi Nukii
Toru Chiba
Daisuke Koshima
Masatsugu Teragawa
Nobuyuki Taniguchi
Tetsuroh Muramatsu
Moriyuki Okada
Kazutaka Ihori
Norikazu Hohshi
Fujikazu Nakayama
Masami Ohbatake
Tsuneo Nakamura
Motohiko Hayashi
Shigeo Terashima
Hiroshi Morimoto

Financial Section

Five-Year Financial Summary

Sharp Corporation and Consolidated Subsidiaries
Years Ended March 31

	Yen (millions)					U.S. Dollars (thousands)
	2004	2005	2006	2007	**2008**	**2008**
Net Sales	¥ 2,257,273	¥ 2,539,859	¥ 2,797,109	¥ 3,127,771	**¥ 3,417,736**	**$ 34,522,586**
Domestic sales	1,143,548	1,329,711	1,397,081	1,526,938	**1,590,747**	**16,068,152**
Overseas sales	1,113,725	1,210,148	1,400,028	1,600,833	**1,826,989**	**18,454,434**
Operating Income	121,670	151,020	163,710	186,531	**183,692**	**1,855,475**
Income Before Income Taxes and Minority Interests	102,720	128,184	140,018	158,295	**162,240**	**1,638,788**
Net Income	60,715	76,845	88,671	101,717	**101,922**	**1,029,515**
Net Assets*1	943,532	1,004,326	1,098,910	1,192,205	**1,241,868**	**12,544,121**
Total Assets	2,150,250	2,385,026	2,560,299	2,968,810	**3,073,207**	**31,042,495**
Capital Investment*2	248,178	243,388	238,839	314,301	**344,262**	**3,477,394**
Depreciation and Amortization*3	159,831	175,969	193,114	217,715	**276,567**	**2,793,606**
R&D Expenditures	138,786	148,128	154,362	189,852	**196,186**	**1,981,677**
Sales by Product Group*4 (Sales to Outside Customers)						
Audio-Visual and Communication Equipment	837,390	972,563	–	–	–	–
Home Appliances	208,473	212,064	–	–	–	–
Information Equipment	392,833	416,310	–	–	–	–
Consumer/Information Products	1,438,696	1,600,937	–	–	–	–
ICs	169,754	140,915	–	–	–	–
LCDs	421,741	543,804	–	–	–	–
Other Electronic Components	227,082	254,203	–	–	–	–
Electronic Components	818,577	938,922	–	–	–	–
Total	2,257,273	2,539,859	–	–	–	–
Audio-Visual and Communication Equipment	–	972,563	1,090,905	1,381,105	**1,598,199**	**16,143,424**
Home Appliances	–	212,064	224,650	239,081	**249,843**	**2,523,667**
Information Equipment	–	416,310	421,208	437,923	**437,299**	**4,417,162**
Consumer/Information Products	–	1,600,937	1,736,763	2,058,109	**2,285,341**	**23,084,253**
LSIs	–	132,375	135,754	146,556	**163,504**	**1,651,555**
LCDs	–	543,804	633,493	628,821	**683,310**	**6,902,121**
Other Electronic Components	–	262,743	291,099	294,285	**285,581**	**2,884,657**
Electronic Components	–	938,922	1,060,346	1,069,662	**1,132,395**	**11,438,333**
Total	–	2,539,859	2,797,109	3,127,771	**3,417,736**	**34,522,586**
Sales by Region*5						
Japan	1,143,548	1,329,711	1,397,081	–	–	–
The Americas	308,807	372,184	450,307	–	–	–
Europe	330,772	407,455	488,945	–	–	–
Asia	279,161	207,186	214,131	–	–	–
Other	194,985	223,323	246,645	–	–	–
Total	2,257,273	2,539,859	2,797,109	–	–	–
Japan	–	–	1,397,081	1,526,938	**1,590,747**	**16,068,152**
The Americas	–	–	450,307	582,588	**625,841**	**6,321,626**
Europe	–	–	488,945	523,301	**584,252**	**5,901,535**
China	–	–	195,333	305,895	**412,470**	**4,166,364**
Other	–	–	265,443	189,049	**204,426**	**2,064,909**
Total	–	–	2,797,109	3,127,771	**3,417,736**	**34,522,586**

Per Share of Common Stock	Yen					U.S. Dollars
Net income	¥ 55.37	¥ 70.04	¥ 80.85	¥ 93.25	**¥ 93.17**	**$ 0.94**
Diluted net income	54.73	69.60	–	90.00	**86.91**	**0.88**
Cash dividends	18.00	20.00	22.00	26.00	**28.00**	**0.28**
Net assets	864.77	920.09	1,006.91	1,084.76	**1,119.09**	**11.30**
Other Financial Data						
Return on equity (ROE)	6.6%	7.9%	8.4%	8.9%	**8.4%**	–
Return on assets (ROA)	2.9%	3.4%	3.6%	3.7%	**3.4%**	–
Equity ratio	43.9%	42.1%	42.9%	39.9%	**40.1%**	–

*1 Effective for the year ended March 31, 2007, the Company adopted the new accounting standards, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board Statement No. 5) and the "Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Financial Standards Implementation Guidance No. 8). Prior year figures have not been restated.

*2 The amount of properties for lease is included in capital investment.

*3 Pursuant to an amendment to the Corporate Tax Law, effective for the year ended March 31, 2008, tangible fixed assets acquired on and after April 1, 2007, have been depreciated in accordance with the method stipulated in the amended Corporate Tax Law.

*4 Effective for the year ended March 31, 2006, the IC group was renamed the LSI group and some items previously included in ICs had been reclassified and were included in Other Electronic Components. In this connection, "Sales by Product Group" of 2005 has been restated to conform with the 2006 presentation. Effective for the year ended March 31, 2008, some items previously included in Other Electronic Components have been reclassified and are included in LSIs. In this connection, "Sales by Product Group" of 2007 has been restated to conform with the 2008 presentation.

*5 For the year ended March 31, 2007, the Company recategorized its segmentation for "Overseas sales" information. Consequently, "China," which had been previously included in "Other," is indicated as one of the geographic segments and "Asia," which had been indicated as one of the geographic segments, has been reclassified into "Other." In this connection, "Sales by Region" of 2006 has been restated to conform with the 2007 presentation.

Financial Review

Sharp Corporation and Consolidated Subsidiaries

Operations

Consolidated net sales for the year ended March 31, 2008 increased by 9.3% against the prior year, to ¥3,417,736 million, marking a new record high for the fifth consecutive year.

[Sales by Product Group (Including Intersegment Sales)]

The following sales by product group include internal sales between segments (Consumer/Information Products and Electronic Components).

Consumer/Information Products

• *Audio-Visual and Communication Equipment*

Sales of LCD TVs grew, particularly large-size models, due to the expanded line-up of products equipped with full-spec high-definition LCD panels. Sales of mobile phones were brisk thanks to an extensive range, including models capable of receiving "One Seg," a terrestrial digital broadcasting for mobile equipment in Japan. Sales in this group increased by 15.7% to ¥1,598,948 million.

• *Home Appliances*

Sharp posted steady sales of distinctive products that make the most of its unique technology, such as air conditioners and air purifiers equipped with Plasmacluster Ion technology, and superheated steam ovens. Sales of refrigerators also expanded. Sales in this group increased by 4.5% to ¥249,872 million.

• *Information Equipment*

Although sales of wireless PDAs and copiers/printers, led by color models, increased steadily, sales of PCs declined. Sales in this group dipped by 0.9% to ¥442,886 million.

Electronic Components

• *LSIs*

Although sales of flash memory decreased, sales of CCD/CMOS imagers increased, notably camera modules for mobile phones and CCDs for digital cameras. Sales in this group increased by 1.6% to ¥203,520 million.

• *LCDs*

Sales in LCD panels for TVs increased due to strengthening production capacity at the Kameyama No. 2 Plant. Sales of System LCDs for mobile equipment, such as mobile phones, increased. Sales in this group increased by 18.4% to ¥1,234,100 million.

Net Sales

(billions of yen)



3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,257
2,539
2,797
3,127
3,417
04
05
06
07
08

Sales by Product Group*1 (Including Intersegment Sales)

Sales by product group below include internal sales between segments (Consumer/Information Products and Electronic Components).

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Audio-Visual and Communication Equipment	¥ 1,381,506	**¥ 1,598,948**	**$ 16,150,990**
Home Appliances	239,113	**249,872**	**2,523,960**
Information Equipment	446,921	**442,886**	**4,473,596**
Consumer/Information Products	2,067,540	**2,291,706**	**23,148,546**
LSIs*2	200,341	**203,520**	**2,055,758**
LCDs	1,042,324	**1,234,100**	**12,465,656**
Other Electronic Components	319,021	**325,265**	**3,285,505**
Electronic Components	1,561,686	**1,762,885**	**17,806,919**
Elimination	(501,455)	**(636,855)**	**(6,432,879)**
Total	3,127,771	**3,417,736**	**34,522,586**

*1 Effective for the year ended March 31, 2008, some items previously included in Other Electronic Components have been reclassified and are included in LSIs. In this connection, "Sales by Product Group" of 2007 has been restated to conform with the 2008 presentation.

*2 The LSI group's sales do not include internal sales to the LCD/Other Electronic Component group.

• *Other Electronic Components*
Although sales of solar cells remained roughly on par with the prior year due to a shortage of silicon materials, sales of electronic components, especially those for digital equipment, were strong. Sales in this group increased by 2.0% to ¥325,265 million.

Financial Results
Cost of sales rose by ¥248,115 million over the prior year to ¥2,662,707 million. The cost of sales ratio increased from 77.2% to 77.9%.

Selling, general and administrative (SG&A) expenses were up ¥44,689 million against prior year to ¥571,337 million, while the ratio of SG&A expenses against net sales decreased from 16.8% to 16.7%. SG&A expenses included advertising expenses of ¥75,375 million and employees' salaries and other benefits of ¥126,739 million.

As a result, operating income amounted to ¥183,692 million, down ¥2,839 million from the prior year, and the operating income ratio was 5.4% relative to 6.0% in the prior year.

Other expenses, net of other income, improved by ¥6,784 million to an other net loss of ¥21,452 million.

Income before income taxes and minority interests increased by ¥3,945 million to ¥162,240 million. Net income for the year was ¥101,922 million, up ¥205 million. Net income per share of common stock was ¥93.17.

Segment Information
[By Business Segment]
Sales in the Consumer/Information Products segment increased by 10.8% over the prior year to ¥2,291,706 million. Operating income decreased by 3.0% to ¥79,218 million.

Sales in the Electronic Components segment increased by 12.9% to ¥1,762,885 million, while operating income decreased by 1.1% to ¥104,363 million.

[By Geographic Segment]
In Japan, sales of large-size LCD panels for TVs and mobile phones expanded. Regional sales increased by 6.2% over the prior year to ¥2,941,635 million. Operating income decreased by 11.5% to ¥144,502 million due to the impact of an increase in depreciation and amortization in line with an amendment to the Corporate Tax Law in Japan.

In the Americas, strong sales of LCD TVs led to an


Cost of Sales
(billions of yen)
(%)
1,713
1,959
2,165
2,414
2,662
Ratio to net sales
Selling, General and Administrative Expenses
(billions of yen)
(%)
422
429
468
526
571
Ratio to net sales
Operating Income
(billions of yen)
(%)
121
151
163
186
183
Ratio to net sales
Net Income
(billions of yen)
(%)
60
76
88
101
101
Ratio to net sales
04 05 06 07 08

increase of 8.3% in regional sales to ¥577,912 million. Operating income was down 21.9% at ¥7,444 million due mainly to an increase in start-up costs for an LCD TV production facility.

In Europe, sales of LCD TVs were robust, and sales of CCD/CMOS imagers grew. Regional sales increased by 11.9% to ¥552,376 million and operating income increased by 38.8% to ¥11,280 million.

In China, sales of LCD TVs were strong, while sales of LCD panels for TVs and mobile equipment expanded. Regional sales increased by 22.4% to ¥641,531 million. Operating income was up 11.2% at ¥9,835 million.

In Other, sales of LCD TVs and large-size LCD panels for TVs were brisk, while sales of refrigerators and air conditioners expanded steadily. Overall sales were up 12.0% to ¥380,428 million, and operating income climbed 74.1% to ¥3,683 million.

Capital Investment* and Depreciation

Capital investment for the fiscal year was ¥344,262 million, up 9.5% from the prior year. The majority of this was investment to reinforce production lines at the Kameyama No. 2 Plant aimed at providing a stable supply of large-size LCD panels, to develop a new LCD panel plant planned for Sakai City, Osaka Prefecture, and to strengthen production facilities at foreign subsidiaries in the Americas and Europe.

The capital investment of Consumer/Information Products was ¥45,976 million and of Electronic Components was ¥298,286 million.

Depreciation and amortization increased by 27.0% to ¥276,567 million.

*The amount of properties for lease is included in capital investment.

Assets, Liabilities and Net Assets

Total assets increased by ¥104,397 million over the prior year to ¥3,073,207 million.

[Assets]

Current assets amounted to ¥1,642,622 million, a decrease of ¥36,641 million from the prior year. This was due mainly to a decrease in short-term investments of ¥44,673 million to ¥2,492 million and a decrease in notes and accounts receivable of ¥25,365 million to ¥679,916 million. Inventories totaled ¥454,352 million, up ¥18,709 million. Of this amount, finished

[Consumer/Information Products]

Sales

(billions of yen)

2,400
2,000
1,600
1,200
800
400
0
1,447 1,612 1,742 2,067 2,291
04 05 06 07 08

Operating Income

(billions of yen)

90
60
30
0
47 57 62 81 79
04 05 06 07 08


[Electronic Components]
Sales
(billions of yen)
1,800
1,500
1,200
900
600
300
0
1,004
1,197
1,358
1,561
1,762
04 05 06 07 08
Operating Income
(billions of yen)
120
90
60
30
0
73
93
101
105
104
04 05 06 07 08

products were up ¥4,208 million to ¥198,579 million, work in process was up ¥28,989 million to ¥148,351 million, and raw materials were down ¥14,488 million to ¥107,422 million.

Plant and equipment increased by ¥92,261 million to ¥1,105,788 million due mainly to capital investment in the Kameyama No. 2 Plant.

Investments and other assets stood at ¥324,797 million, up ¥48,777 million, due mainly to an increase in other assets.

[Liabilities]

Current liabilities increased by ¥39,106 million over the prior year to ¥1,431,371 million. Short-term borrowings increased by ¥83,590 million to ¥324,328 million. Of this amount, bank loans increased by ¥1,229 million to ¥120,139 million, commercial paper increased by ¥135,303 million to ¥158,168 million and current portion of long-term debt decreased by ¥52,916 million to ¥46,011 million. Notes and accounts payable were ¥825,510 million, a decrease of ¥48,766 million.

Long-term liabilities were ¥399,968 million, up ¥15,628 million from the prior year. This was due mainly to an increase of ¥18,828 million in long-term debt.

Interest-bearing debt was ¥703,911 million, up ¥102,444 million.

[Net Assets]

Retained earnings increased by ¥71,178 million over the prior year to ¥816,387 million. Foreign currency translation adjustments generated a loss of ¥19,564 million due to variation in the exchange rate. As a result, net assets amounted to ¥1,241,868 million, up ¥49,663 million. The equity ratio was 40.1%.

Cash Flows

Cash and cash equivalents at the end of the year were ¥339,266 million, an increase of ¥9,980 million over the prior year as proceeds from operating activities and financing activities exceeded payments in investing activities associated with capital investments.

Net cash provided by operating activities increased by ¥9,412 million to ¥323,764 million. Despite a turnaround from an increase in payables of ¥143,425 million recorded in the prior year to a decrease of ¥28,200 million, there was also a turnaround from an increase in notes and accounts receivable


Capital Investment
(billions of yen)
248
243
238
314
344
04 05 06 07 08
Depreciation and Amortization
(billions of yen)
159
175
193
217
276
04 05 06 07 08
Total Assets
(billions of yen)
2,150
2,385
2,560
2,968
3,073
04 05 06 07 08
Inventories
(billions of yen)
(month)
273
325
336
435
454
04 05 06 07 08
Ratio to monthly turnover

of ¥73,726 million to a decrease of ¥3,931 million, a decrease of ¥62,389 million in increase in inventories, and an increase in depreciation and amortization of properties and intangibles of ¥57,008 million.

Net cash used in investing activities amounted to ¥394,962 million, an increase of ¥66,173 million. The primary factor was an increase of ¥68,379 million in purchase of plant and equipment.

Net cash provided by financing activities totaled ¥84,094 million, up ¥42,924 million. Despite a decrease of ¥128,472 million in proceeds from long-term debt and an increase of ¥93,535 million in repayments of long-term debt, there was a turnaround from a decrease in short-term borrowings, net, of ¥121,568 million to an increase of ¥128,472 million.

Interest-bearing Debt

(billions of yen)

800
600
400
200
0
441 525 522 601 703
04 05 06 07 08

Net Assets*



(billions of yen)
1,500
1,200
900
600
300
0
943
1,004
1,098
1,192
1,241
04 05 06 07 08

* Refer to footnote (*1) on page 37

Equity Ratio



(%)
50
40
30
20
10
0
43.9
42.1
42.9
39.9
40.1
04 05 06 07 08

Cash and Cash Equivalents



(billions of yen)
360
300
240
180
120
60
0
277
295
299
329
339
04 05 06 07 08

Consolidated Balance Sheets

Sharp Corporation and Consolidated Subsidiaries as of March 31, 2007 and 2008

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
ASSETS			
Current Assets:			
Cash and cash equivalents	¥ 329,286	¥ 339,266	$ 3,426,929
Time deposits	55,365	49,519	500,192
Short-term investments (Note 2)	47,165	2,492	25,172
Notes and accounts receivable—			
Trade	617,891	596,948	6,029,778
Installment	67,222	78,492	792,848
Nonconsolidated subsidiaries and affiliates	26,034	10,550	106,566
Allowance for doubtful receivables	(5,866)	(6,074)	(61,354)
Inventories (Note 3)	435,643	454,352	4,589,414
Other current assets (Note 4)	106,523	117,077	1,182,596
Total current assets	1,679,263	1,642,622	16,592,141
Plant and Equipment, at Cost (Note 6):			
Land	54,373	90,420	913,333
Buildings and structures	629,443	658,504	6,651,556
Machinery and equipment	1,933,310	2,112,595	21,339,344
Construction in progress	60,116	81,795	826,212
	2,677,242	2,943,314	29,730,445
Less accumulated depreciation	(1,663,715)	(1,837,526)	(18,560,869)
	1,013,527	1,105,788	11,169,576
Investments and Other Assets:			
Investments in securities (Note 2)	115,496	109,884	1,109,939
Investments in nonconsolidated subsidiaries and affiliates	18,260	17,740	179,192
Bond issue cost	4,865	4,117	41,586
Other assets (Note 4)	137,399	193,056	1,950,061
	276,020	324,797	3,280,778
	¥ 2,968,810	¥ 3,073,207	$ 31,042,495

The accompanying notes to the consolidated financial statements are an integral part of these statements.

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
LIABILITIES AND NET ASSETS			
Current Liabilities:			
Short-term borrowings, including current portion of long-term debt (Note 5)	¥ 240,738	¥ 324,328	$ 3,276,040
Notes and accounts payable—			
Trade	742,711	713,541	7,207,485
Construction and other	124,100	104,615	1,056,717
Nonconsolidated subsidiaries and affiliates	7,465	7,354	74,283
Accrued expenses	229,042	232,194	2,345,394
Income taxes (Note 4)	27,403	23,154	233,879
Other current liabilities (Note 4)	20,806	26,185	264,495
Total current liabilities	1,392,265	1,431,371	14,458,293
Long-term Liabilities:			
Long-term debt (Note 5)	360,765	379,593	3,834,273
Allowance for severance and pension benefits (Note 9)	10,436	6,600	66,667
Other long-term liabilities (Note 4)	13,139	13,775	139,141
	384,340	399,968	4,040,081
Contingent Liabilities (Note 8)			
Net Assets (Note 7):			
Common stock:			
Authorized — 2,500,000 thousand shares			
Issued — 1,110,699 thousand shares	204,676	204,676	2,067,434
Capital surplus	262,295	268,582	2,712,949
Retained earnings	745,209	816,387	8,246,333
Less cost of treasury stock:			
20,021 thousand shares in 2007 and 10,174 thousand shares in 2008	(26,844)	(13,711)	(138,495)
Net unrealized holding gains on securities	24,381	1,662	16,788
Net unrealized gains on hedging derivatives, net of taxes	1	145	1,465
Foreign currency translation adjustments	(26,591)	(46,155)	(466,212)
Minority interests	9,078	10,282	103,859
Total net assets	1,192,205	1,241,868	12,544,121
	¥ 2,968,810	¥ 3,073,207	$ 31,042,495

Consolidated Statements of Income

Sharp Corporation and Consolidated Subsidiaries for the Years Ended March 31, 2007 and 2008

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Net Sales	¥ 3,127,771	¥ 3,417,736	$ 34,522,586
Cost of Sales	2,414,592	2,662,707	26,896,030
Gross profit	713,179	755,029	7,626,556
Selling, General and Administrative Expenses	526,648	571,337	5,771,081
Operating income	186,531	183,692	1,855,475
Other Income (Expenses):			
Interest and dividend income	6,913	8,086	81,677
Interest expense	(7,668)	(9,957)	(100,576)
Foreign exchange gain, net	401	9,562	96,586
Other, net	(27,882)	(29,143)	(294,374)
	(28,236)	(21,452)	(216,687)
Income before income taxes and minority interests	158,295	162,240	1,638,788
Income Taxes (Note 4):			
Current	51,264	49,746	502,485
Deferred	4,607	9,276	93,697
	55,871	59,022	596,182
Income before minority interests	102,424	103,218	1,042,606
Minority Interests in Income of Consolidated Subsidiaries	(707)	(1,296)	(13,091)
Net income	¥ 101,717	¥ 101,922	$ 1,029,515

	Yen		U.S. Dollars
	2007	2008	2008
Per Share of Common Stock (Note 7):			
Net income	¥ 93.25	¥ 93.17	$ 0.94
Diluted net income	90.00	86.91	0.88
Cash dividends	26.00	28.00	0.28

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Changes in Net Assets

Sharp Corporation and Consolidated Subsidiaries for the Years Ended March 31, 2007 and 2008

	(thousands)	Yen (millions)								
	Number of shares	Common stock (Note 7)	Capital surplus (Note 7)	Retained earnings (Note 7)	Treasury stock	Net unrealized holding gains on securities	Net unrealized gains on hedging derivatives, net of taxes	Foreign currency translation adjustments	Minority interests	Total
Shareholders' equity at March 31, 2006 as previously reported	1,110,699	204,676	262,288	668,687	(26,381)	27,992	–	(38,352)	–	1,098,910
Reclassification due to adoption of new accounting standards for presentation of net assets in the balance sheet at April 1, 2006									8,734	8,734
Net assets at April 1, 2006	1,110,699	204,676	262,288	668,687	(26,381)	27,992	–	(38,352)	8,734	1,107,644
Net income				101,717						101,717
Cash dividends paid				(26,180)						(26,180)
Directors' and statutory auditors' bonuses				(468)						(468)
Increase resulting from increase in number of consolidated subsidiaries				1,875						1,875
Decrease resulting from increase in number of consolidated subsidiaries				(428)						(428)
Decrease resulting from change in accounting standards of consolidated subsidiaries				(2,826)						(2,826)
Increase due to unfunded retirement benefit obligation of foreign subsidiaries				2,832						2,832
Purchase of treasury stock					(480)					(480)
Disposal of treasury stock			7		17					24
Net changes in items other than owners' equity						(3,611)	1	11,761	344	8,495
Balance at March 31, 2007	**1,110,699**	**204,676**	**262,295**	**745,209**	**(26,844)**	**24,381**	**1**	**(26,591)**	**9,078**	**1,192,205**
Net income				**101,922**						**101,922**
Cash dividends paid				**(30,538)**						**(30,538)**
Increase resulting from increase in number of consolidated subsidiaries				**192**						**192**
Decrease resulting from increase in number of consolidated subsidiaries				**(1,597)**						**(1,597)**
Decrease resulting from increase in number of equity method affiliates				**(29)**						**(29)**
Increase due to unfunded retirement benefit obligation of foreign subsidiaries				**1,228**						**1,228**
Purchase of treasury stock					**(369)**					**(369)**
Disposal of treasury stock			**6,287**		**13,502**					**19,789**
Net changes in items other than owners' equity						**(22,719)**	**144**	**(19,564)**	**1,204**	**(40,935)**
Balance at March 31, 2008	**1,110,699**	**204,676**	**268,582**	**816,387**	**(13,711)**	**1,662**	**145**	**(46,155)**	**10,282**	**1,241,868**

	(thousands)	U.S. Dollars (thousands)								
	Number of shares	Common stock (Note 7)	Capital surplus (Note 7)	Retained earnings (Note 7)	Treasury stock	Net unrealized holding gains on securities	Net unrealized gains on hedging derivatives, net of taxes	Foreign currency translation adjustments	Minority interests	Total
Balance at March 31, 2007	**1,110,699**	**2,067,434**	**2,649,444**	**7,527,364**	**(271,152)**	**246,273**	**10**	**(268,596)**	**91,697**	**12,042,474**
Net income				**1,029,515**						**1,029,515**
Cash dividends paid				**(308,465)**						**(308,465)**
Increase resulting from increase in number of consolidated subsidiaries				**1,939**						**1,939**
Decrease resulting from increase in number of consolidated subsidiaries				**(16,131)**						**(16,131)**
Decrease resulting from increase in number of equity method affiliates				**(293)**						**(293)**
Increase due to unfunded retirement benefit obligation of foreign subsidiaries				**12,404**						**12,404**
Purchase of treasury stock					**(3,727)**					**(3,727)**
Disposal of treasury stock			**63,505**		**136,384**					**199,889**
Net changes in items other than owners' equity						**(229,485)**	**1,455**	**(197,616)**	**12,162**	**(413,484)**
Balance at March 31, 2008	**1,110,699**	**2,067,434**	**2,712,949**	**8,246,333**	**(138,495)**	**16,788**	**1,465**	**(466,212)**	**103,859**	**12,544,121**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Sharp Corporation and Consolidated Subsidiaries for the Years Ended March 31, 2007 and 2008

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Cash Flows from Operating Activities:			
Income before income taxes and minority interests	¥ 158,295	¥ 162,240	$ 1,638,788
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities—			
Depreciation and amortization of properties and intangibles	208,632	265,640	2,683,232
Interest and dividend income	(6,913)	(8,086)	(81,677)
Interest expense	7,668	9,957	100,576
Foreign exchange loss	2,760	3,067	30,980
Loss on sales and disposal of plant and equipment	7,356	8,039	81,202
Decrease (increase) in notes and accounts receivable	(73,726)	3,931	39,707
Increase in inventories	(86,946)	(24,557)	(248,051)
(Decrease) increase in payables	143,425	(28,200)	(284,848)
Other, net	7,756	(15,109)	(152,616)
Total	368,307	376,922	3,807,293
Interest and dividends received	9,432	8,939	90,293
Interest paid	(8,182)	(9,849)	(99,485)
Income taxes paid	(55,205)	(52,248)	(527,758)
Net cash provided by operating activities	314,352	323,764	3,270,343
Cash Flows from Investing Activities:			
Purchase of time deposits	(120,063)	(99,502)	(1,005,071)
Proceeds from redemption of time deposits	95,072	105,364	1,064,283
Proceeds from sales of short-term investments	6,480	7,514	75,899
Acquisitions of plant and equipment	(294,548)	(362,927)	(3,665,929)
Proceeds from sales of plant and equipment	1,407	871	8,798
Purchase of investments in securities and investments in nonconsolidated subsidiaries and affiliates	(4,121)	(54,994)	(555,495)
Proceeds from sales of investments in securities and investments in nonconsolidated subsidiaries and affiliates	1,944	19,385	195,808
Loans made	(1,063)	(510)	(5,151)
Proceeds from collection of loans	683	347	3,505
Other, net	(14,580)	(10,510)	(106,162)
Net cash used in investing activities	(328,789)	(394,962)	(3,989,515)
Cash Flows from Financing Activities:			
Increase (decrease) in short-term borrowings, net	(121,568)	128,472	1,297,697
Proceeds from long-term debt	218,370	89,898	908,060
Repayments of long-term debt	(28,461)	(121,994)	(1,232,263)
Disposal of treasury stock	24	19,786	199,859
Purchase of treasury stock	(480)	(369)	(3,727)
Dividends paid	(26,181)	(30,530)	(308,384)
Other, net	(534)	(1,169)	(11,808)
Net cash provided by financing activities	41,170	84,094	849,434
Effect of Exchange Rate Changes on Cash and Cash Equivalents	463	(4,549)	(45,949)
Net Increase in Cash and Cash Equivalents	27,196	8,347	84,313
Cash and Cash Equivalents at Beginning of Year	299,466	329,286	3,326,121
Cash and Cash Equivalents of Newly Consolidated Subsidiaries	2,583	1,439	14,535
Cash and Cash Equivalents Increased by Merger	41	194	1,960
Cash and Cash Equivalents at End of Year	¥ 329,286	¥ 339,266	$ 3,426,929

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Sharp Corporation and Consolidated Subsidiaries

1. Summary of Significant Accounting and Reporting Policies

(a) Basis of presenting consolidated financial statements

The accompanying consolidated financial statements of Sharp Corporation ("the Company") and its consolidated subsidiaries have been prepared in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Law and its related accounting regulations and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards.

The accounts of the Company's overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in their respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English (with certain expanded disclosures) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Japanese Financial Instruments and Exchange Law. Certain supplementary information included in the Japanese language statutory consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The translation of the Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2008, which was ¥99 to U.S. $1.00. The translations should not be construed as a representation that the Japanese yen amounts have been, could have been or could in the future be converted into U.S. dollars at this or any other rate of exchange.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and significant companies over which the Company has power of control through majority voting right or existence of certain conditions evidencing control by the Company. Investments in nonconsolidated subsidiaries and affiliates over which the Company has the ability to exercise significant influence over operating and financial policies are accounted for using the equity method.

In the elimination of investments in consolidated subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the Company acquired control of the respective subsidiary.

Material intercompany balances, transactions and profits have been eliminated in consolidation.

(c) Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at current rates at each balance sheet date, and the resulting translation gains or losses are charged to income.

Assets and liabilities are translated at current rates at each balance sheet date, net assets accounts are translated at historical rates, and revenues and expenses are translated at average rates prevailing during the year. The resulting foreign currency translation adjustments are shown as a separate component in net assets.

(d) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits on demand placed with banks and highly liquid investments with insignificant risk of changes in value which have maturities of three months or less when purchased.

(e) Short-term investments and investments in securities

Short-term investments consist of certificates of deposits and interest-bearing securities.

Investments in securities consist principally of marketable and nonmarketable equity securities and interest-bearing securities.

The Company and its domestic consolidated subsidiaries categorize those securities as "other securities," which, in principle, include all securities other than trading securities and held-to-maturity securities.

Other securities with available fair market values are stated at fair market value, which is calculated as the average of market prices during the last month of the fiscal year. Unrealized holding gains and losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains and losses on the sale of such securities are principally computed using average cost.

Other securities with no available fair market values are stated at average cost, except for interest-bearing securities. Interest-bearing securities are stated at amortized cost, net of the amount considered uncollectible.

If the fair market value of other securities declines significantly, such securities are stated at fair market value

and the difference between the fair market values and the carrying amount is recognized as loss in the period of decline. If the net asset value of other securities (except for interest-bearing securities) with no available fair market values declines significantly, the securities are written down to the net asset value and charged to income. In these cases, the fair market value or the net asset value is carried forward to the next year.

(f) Leases

Finance leases, except those leases for which the ownership of the leased assets is considered to be transferred to the lessee, are primarily accounted for as operating leases.

(g) Inventories

Finished products are principally stated at the lower of moving average cost or market. However, finished products held by overseas consolidated subsidiaries are principally valued at the lower of first-in, first-out cost or market. Work in process and raw materials are principally stated at current production and purchase costs, respectively, but not in excess of the estimated realizable value.

(h) Depreciation and amortization

Depreciation of plant and equipment is primarily computed using the declining-balance method, except for machinery and equipment in the Mie and Kameyama plants which are depreciated using the straight line method over the estimated useful life of the asset. Buildings acquired by the Company and its domestic consolidated subsidiaries on and after April 1, 1998 are depreciated using the straight-line method. Properties at overseas consolidated subsidiaries are mainly depreciated using the straight-line method.

Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

(i) Accrued bonuses

The Company and its domestic consolidated subsidiaries accrue estimated amounts of employees' bonuses based on the estimated amounts to be paid in the subsequent period.

(j) Income taxes

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(k) Severance and pension benefits

The Company and its domestic consolidated subsidiaries have primarily a trustee noncontributory defined benefit pension plan for their employees to supplement a governmental welfare pension plan.

Certain overseas consolidated subsidiaries primarily have defined contribution pension plans and lump-sum retirement benefit plans.

The Company and its domestic consolidated subsidiaries provide an allowance for severance and pension benefits based on the estimated amounts of projected benefit obligation and the fair value of plan assets at the balance sheet date. Projected benefit obligation and expenses for severance and pension benefits are determined based on the amounts actuarially calculated using certain assumptions.

The excess of the projected benefit obligation over the total of the fair value of pension assets as of April 1, 2001 and the allowance for severance and pension benefits recorded as of April 1, 2001 (the "net transition obligation") amounted to ¥69,090 million. The net transition obligation is being amortized in equal amounts over 7 years commencing with the year ended March 31, 2002. Prior service costs are amortized using the straight-line method over the average of the estimated remaining service years (16 years) commencing with the current period. Actuarial gains and losses are primarily amortized using the straight-line method over the average of the estimated remaining service years (16 years) commencing with the following period.

Effective for the year ended March 31, 2007, the consolidated subsidiaries in the U.S.A. adopted the revised accounting standard for retirement benefits in the U.S.A..

As a result, retained earnings decreased by ¥2,826 million since prior service costs and actuarial losses that had not been recognized were charged directly to retained earnings with an immaterial impact on the net income for the year ended March 31, 2007.

The effects of these changes on segment information are stated in Note 10. Segment Information.

(l) Research and development expenses and software costs

Research and development expenses are charged to income as incurred. The research and development expenses are charged to income amounted to ¥189,852 million and ¥196,186 million ($1,981,677 thousand) for the years ended March 31, 2007 and 2008, respectively.

Software costs are recorded principally in other assets.

Software used by the Company is amortized by the straight-line method over the estimated useful life of principally 5 years, and software embedded in products is amortized over the forecasted sales quantity.

(m) Derivative financial instruments

The Company and some of its consolidated subsidiaries use derivative financial instruments, include foreign exchange forward contracts and interest rate swap agreements, in order to hedge the risk of fluctuations in foreign currency exchange rates and interest rates associated with assets and liabilities denominated in foreign currencies, investments in securities and debt obligations.

All derivative financial instruments are stated at fair value and recorded on the balance sheets. The deferred method is used for recognizing gains or losses on hedging instruments and the hedged items. When foreign exchange forward contracts meet certain conditions, the hedged items are stated by the forward exchange contract rates.

If certain hedging criteria are met, interest rate swaps are not recognized at their fair values as an alternative method under Japanese accounting standards. The net amounts received or paid for such interest rate swap arrangements are charged or credited to income as incurred.

Derivative financial instruments are used based on internal policies and procedures on risk control.

The risks of fluctuations in foreign currency exchange rates and interest rates have been assumed to be completely hedged over the period of hedging contracts as the major conditions of the hedging instruments and the hedged items are consistent. Accordingly, an evaluation of the effectiveness of the hedging contracts is not required.

The credit risk of such derivatives is assessed as being low because the counter-parties of these transactions are of good credit rating financial institutions.

(n) Changes in accounting methods

(1) Accounting Standard for Directors' Bonus

Effective for the year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted the new accounting standard "Accounting Standard for Directors' Bonuses" (Accounting Standards Board Statement No. 4 issued by the Accounting Standards Board of Japan on November 29, 2005), resulting in an immaterial impact on the financial statements for the year ended March 31, 2007. The effect of this change on segment information is stated in Note 10. Segment Information.

(2) Accounting Standard for Presentation of Net Assets in the Balance Sheet

Effective for the year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted the new accounting standard, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board Statement No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005) and the "Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Financial Standards Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005), (collectively, "the New Accounting Standards").

The consolidated balance sheet as of March 31, 2007 prepared in accordance with the New Accounting Standards comprises three sections, which are the assets, liabilities and net assets sections. The net assets section includes net unrealized gains on hedging derivatives, net of taxes and minority interests.

The adoption of the New Accounting Standards had no impact on the consolidated statement of income for the year ended March 31, 2007. Also, if the New Accounting Standards had not been adopted at March 31, 2007, shareholders' equity amounting to ¥1,183,126 million would have been presented.

(3) Accounting Standard for Statement of Changes in Net Assets

Effective for the year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted the new accounting standard, "Accounting Standard for Statement of Changes in Net Assets" (Accounting Standards Board Statement No. 6 issued by the Accounting Standards Board of Japan on December 27, 2005), and the "Implementation Guidance for the Accounting Standard for Statement of Changes in Net Assets" (Financial Standards Implementation Guidance No. 9 issued by the Accounting Standards Board of Japan on December 27, 2005).

(4) Royalty and Technical Assistance Fees and Related Costs

Royalty and technical assistance fees and the corresponding costs originally included in "Other, net" of Other Income (Expenses) were reclassified into "Net sales" and "Cost of sales," respectively, effective for the year ended March 31, 2007. This change was made to provide more appropriate presentation or classification of income and cost since the cur-

rent increase in income has arisen business activities carried out by the Company and its consolidated subsidiaries. With this change, for the year ended March 31, 2007, net sales were up by ¥15,614 million, cost of sales was up by ¥4,458 million, and operating income was up by ¥11,156 million, compared to the previous classification with no impact on income before income taxes and minority interests for the year ended March 31, 2007. The effect of this change on segment information is stated in Note 10. Segment Information.

(5) Method of Amortization for Bond Issue Cost

Previously, bond issue cost was fully expensed as incurred. Effective for the year ended March 31, 2007, however, bond issue cost was capitalized as deferred assets and amortized under the straight line method over the redemption period; This change was made to recognize the effect of financing cost over the redemption period and realize appropriate periodic accounting of profit and loss. One is because expansion in scale of bond issue led to increase in bond issue cost. Other reasons include that the effect of bond issue cost lasts over redemption period, rather than only when incurred, and that the amortized cost method is adopted for bonds. Under this method the difference of ¥5,000 million between the issue price and face value will be amortized over the redemption period. With this change, for the year ended March 31, 2007, income before income taxes and minority interests was up by ¥4,865 million, compared to amounts calculated by the previous method.

(6) Depreciation Methods Used for Amortization for Tangible Fixed Assets

Effective for the year ended March 31, 2008, pursuant to an amendment to the Corporate Tax Law, the Company and its domestic consolidated subsidiaries have depreciated tangible fixed assets acquired on and after April 1, 2007 in accordance with the method stipulated in the amended Corporate Tax Law. As a result, for the year ended March 31, 2008, operating income and income before income taxes and minority interests are down by ¥7,234 million ($73,071 thousand) respectively compared to amounts calculated by the previous method. For the impact that these changes had on segment information, please refer to Note 10. Segment Information.

(7) Accounting Method for Reserve for Director and Corporate Auditor Retirement Benefits

Effective for the year ended March 31, 2008, the amended "Auditing Treatment Relating to Reserve Defined under the Special Tax Measurement Law, Reserve Defined under the Special Law and Reserve for Director and Corporate Auditor Retirement Benefits" (The Japanese Institute of Certified Public Accountants ("JICPA") Auditing and Assurance Practice Committee Report No. 42, April 13, 2007) was adopted. As a result, for the year ended March 31, 2008, operating income and income before income taxes and minority interests are down by ¥133 million ($1,343 thousand) and ¥896 million ($9,051 thousand), respectively, compared to amounts calculated by the previous method.

(o) Additional information

(1) Previously, the cost of software embedded in products was recognized as manufacturing expense at the time of inspection due to practical convenience. Effective for the year ended March 31, 2007, however, the cost of software embedded in products was capitalized as an asset when inspected and recognized as manufacturing expense when the products with the embedded software are sold, in accordance with "Accounting Standard for Research and Development Costs." This change was made due to the increase in the amount of software embedded in products, as a result of an increase in the number of complicated and multifunctional products in this fiscal year. With this change, for the year ended March 31, 2007, operating income and income before income taxes and minority interests were up by ¥10,455 million respectively, compared to amounts calculated by the previous method.

(2) Previously, the Company depreciated tangible fixed assets acquired on and before March 31, 2007 up to 5% of the acquisition cost, based on the prior Corporate Tax Law. Pursuant to an amendment to the Corporate Tax Law, the Company and its domestic subsidiaries depreciate the difference between 5% of the acquisition cost and the memorandum price using the straight line method over 5 years. The straight line depreciation starts from the following year, when the book value of tangible assets acquired on and before March 31, 2007 reaches 5% of the acquisition cost. As a result, for the year ended March 31, 2008, operating income and income before income taxes and minority interests are down by ¥7,791 million ($78,697 thousand) respectively, compared to amounts calculated by the previous method.

2. Short-term Investments and Investments In Securities

The following is a summary of other securities with available fair market values as of March 31, 2007 and 2008:

	Yen (millions)			
	2008			
	Acquisition cost	Unrealized gains	Unrealized losses	Fair market value
Equity securities	¥ 90,652	¥ 18,504	¥ (15,282)	¥ 93,874
Other	86	—	—	86
	¥ 90,738	¥ 18,504	¥ (15,282)	¥ 93,960

	U.S. Dollars (thousands)			
	2008			
	Acquisition cost	Unrealized gains	Unrealized losses	Fair market value
Equity securities	$ 915,677	$ 186,909	$ (154,364)	$ 948,222
Other	869	—	—	869
	$ 916,546	$ 186,909	$ (154,364)	$ 949,091

	Yen (millions)			
	2007			
	Acquisition cost	Unrealized gains	Unrealized losses	Fair market value
Equity securities	¥ 46,779	¥ 42,501	¥ (976)	¥ 88,304
Other	150	44	—	194
	¥ 46,929	¥ 42,545	¥ (976)	¥ 88,498

Redemption of other securities with maturities as of March 31, 2007 and 2008 was as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Corporate Bonds:			
Due within one year	¥ 7,665	¥ 2,492	$ 25,172
Due after one year through five years	2,498	—	—
Due after five years through ten years	—	—	—
Due over ten years	—	—	—
Convertible Bonds:			
Due within one year	—	—	—
Due after one year through five years	30	—	—
Due after five years through ten years	—	—	—
Due over ten years	—	—	—
Other:			
Due within one year	—	—	—
Due after one year through five years	102	—	—
Due after five years through ten years	92	85	859
Due over ten years	—	—	—

The proceeds from sales of other securities were ¥1,882 million and ¥11,275 million ($113,889 thousand) for the years ended March 31, 2007 and 2008, respectively. The gross realized gains on those sales were ¥1,432 million and ¥3,310 million ($33,434 thousand), respectively. The gross realized losses on those sales were ¥2 million and ¥69 million ($697 thousand), respectively.

Other securities with no available fair market values principally consisted of unlisted equity securities whose carrying amounts were ¥14,326 million and ¥13,728 million ($138,667 thousand) as of March 31, 2007 and 2008, respectively.

3. Inventories

Inventories as of March 31, 2007 and 2008 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2007	**2008**	**2008**
Finished products	¥ 194,371	**¥ 198,579**	**$ 2,005,848**
Work in process	119,362	**148,351**	**1,498,495**
Raw materials	121,910	**107,422**	**1,085,071**
	¥ 435,643	**¥ 454,352**	**$ 4,589,414**

4. Income Taxes

The Company is subject to a number of different income taxes which, in the aggregate, indicate a normal tax rate in Japan of approximately 40.6% for the years ended March 31, 2007 and 2008.

The Company and its wholly owned domestic subsidiaries have adopted the consolidated tax return system of Japan.

The following table summarizes the significant differences between the normal tax rate and the effective tax rate for financial statement purposes for the years ended March 31, 2007 and 2008:

	2007	**2008**
Normal tax rate	40.6%	**40.6%**
Tax credit and other	(7.5)	**(6.0)**
Differences in normal tax rates of overseas subsidiaries	(1.9)	**(2.9)**
Dividend income	2.2	**1.3**
Undistributed earnings of overseas subsidiaries	0.6	**0.7**
Expenses not deductible for tax purposes and other	1.3	**2.7**
Effective tax rate	35.3%	**36.4%**

Significant components of deferred tax assets and deferred tax liabilities as of March 31, 2007 and 2008 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Deferred tax assets:			
Inventories	¥ 20,209	¥ 24,862	$ 251,131
Allowance for doubtful receivables	2,739	2,001	20,212
Accrued bonuses	12,582	12,534	126,606
Warranty reserve	2,364	2,655	26,818
Software	29,317	26,075	263,384
Long-term prepaid expenses	14,598	15,302	154,566
Enterprise taxes	2,241	2,071	20,919
Other	33,369	34,903	352,556
Gross deferred tax assets	117,419	120,403	1,216,192
Valuation allowance	(2,727)	(2,634)	(26,606)
Total deferred tax assets	114,692	117,769	1,189,586
Deferred tax liabilities:			
Retained earnings appropriated for tax allowable reserves	(16,839)	(21,132)	(213,454)
Undistributed earnings of overseas subsidiaries	(4,322)	(5,424)	(54,788)
Net unrealized holding gains on securities	(16,877)	(1,314)	(13,273)
Other	(4,516)	(12,401)	(125,263)
Total deferred tax liabilities	(42,554)	(40,271)	(406,778)
Net deferred tax assets	¥ 72,138	¥ 77,498	$ 782,808

Net deferred tax assets and liabilities as of March 31, 2007 and 2008 were included in the consolidated balance sheets as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Other current assets	¥ 54,123	¥ 54,453	$ 550,030
Other assets	21,710	26,794	270,646
Other current liabilities	(152)	(141)	(1,424)
Other long-term liabilities	(3,543)	(3,608)	(36,444)
Net deferred tax assets	¥ 72,138	¥ 77,498	$ 782,808

5. Short-term Borrowings and Long-term Debt

The weighted average interest rates of short-term borrowings as of March 31, 2007 and 2008 were 3.4% and 1.9%, respectively. The Company and its consolidated subsidiaries have had no difficulty renewing such loans when they have considered such renewal advisable.

Short-term borrowings, including current portion of long-term debt, as of March 31, 2007 and 2008 consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Bank loans	¥ 118,910	¥ 120,139	$ 1,213,525
Bankers' acceptances payable	36	10	101
Commercial paper	22,865	158,168	1,597,657
Current portion of long-term debt	98,927	46,011	464,757
	¥ 240,738	¥ 324,328	$ 3,276,040

Long-term debt as of March 31, 2007 and 2008 consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
0.0%—12.1% unsecured loans principally from banks, due 2007 to 2018	¥ 106,260	¥ 120,488	$ 1,217,051
0.57% unsecured straight bonds, due 2007	50,000	—	—
0.62% unsecured straight bonds, due 2010	30,000	30,000	303,030
0.97% unsecured straight bonds, due 2012	20,000	20,000	202,020
0.00% unsecured convertible bonds with subscription rights to shares, due 2013	204,643	203,926	2,059,859
0.32%—1.18% unsecured Euroyen notes issued by a consolidated subsidiary, due 2007 to 2013	15,020	7,409	74,838
6.00% mortgage loans for employees housing from a government-sponsored agency, due 2007 to 2009	1	—	—
0.48%—1.54% payables under securitized lease receivables, due 2007 to 2014	33,768	43,781	442,232
	459,692	425,604	4,299,030
Less-Current portion included in short-term borrowings	(98,927)	(46,011)	(464,757)
	¥ 360,765	¥ 379,593	$ 3,834,273

The following is a summary of the terms for conversion and redemption of the convertible bonds with subscription rights to shares:

	Conversion price
0.00% unsecured convertible bonds with subscription rights to shares, due 2013	¥ 2,531.00

The conversion price is subject to adjustment for certain subsequent events such as the issue of common stock at less than market value and stock splits.

If all convertible bonds with subscription rights to shares were converted as of March 31, 2007 and March 31, 2008, 79,020 thousand shares and 79,018 thousand shares of common stock would have been issuable, respectively.

As is customary in Japan, substantially all of the bank borrowings are subject to general agreements with each bank which provide, among other things, that security and guarantees for present and future indebtedness will be given upon request of the bank and that any collateral so furnished

will be applicable to all indebtedness to that bank. To date, the Company has not received such requests from its banks. In addition, the agreements provide that the bank has the right to offset cash deposited against any short-term or long-term debt that becomes due, and in case of default and certain other specified events, against all other debts payable to the bank.

The aggregate annual maturities of long-term debt as of March 31, 2008 were as follows:

Years ending March 31	Yen (millions)	U.S. Dollars (thousands)
2010	¥ 19,307	$ 195,020
2011	71,332	720,525
2012	17,794	179,738
2013	35,792	361,535
2014 and thereafter	235,368	2,377,455
	¥ 379,593	$ 3,834,273

6. Leases

Finance leases

Information relating to finance leases, excluding those leases for which the ownership of the leased assets is considered to be transferred to the lessee, as of, and for the years ended March 31, 2007 and 2008 is as follows:

(a) As lessee

(1) Future minimum lease payments

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Due within one year	¥ 98,303	¥ 103,880	$ 1,049,293
Due after one year	211,031	216,013	2,181,949
	¥ 309,334	¥ 319,893	$ 3,231,242

(2) Lease payments

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Lease payments	¥ 19,965	¥ 24,230	$ 244,747

(b) As lessor

(1) Acquisition cost, accumulated depreciation and book value of leased properties

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Machinery and equipment:			
Acquisition cost	¥ 123,363	¥ 129,799	$ 1,311,101
Accumulated depreciation	57,807	62,834	634,687
Book value	¥ 65,556	¥ 66,965	$ 676,414

(2) Future minimum lease receipts

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Due within one year	¥ 102,667	¥ 105,871	$ 1,069,404
Due after one year	218,245	217,724	2,199,232
	¥ 320,912	¥ 323,595	$ 3,268,636

(3) Lease receipts, depreciation and assumed interest income

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Lease receipts	¥ 23,663	¥ 25,928	$ 261,899
Depreciation	21,514	23,505	237,424
Assumed interest income	2,262	2,409	24,333

Operating leases

(a) As lessee

Future minimum lease payments as of March 31, 2007 and 2008 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Due within one year	¥ 1,334	¥ 1,625	$ 16,414
Due after one year	2,965	4,366	44,101
	¥ 4,299	¥ 5,991	$ 60,515

(b) As lessor

Future minimum lease receipts as of March 31, 2007 and 2008 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Due within one year	¥ 1,548	¥ 1,725	$ 17,424
Due after one year	1,341	1,428	14,424
	¥ 2,889	¥ 3,153	$ 31,848

7. Net Assets and Per Share Data

Under the Japanese Corporate Law ("the Law"), the entire amount paid for new shares is required to be designated as common stock. However, a company may, by a resolution of the Board of Directors, designate an amount not exceeding one-half of the price of the new shares as additional paid-in capital, which is included in capital surplus.

Under the Law, in cases where a dividend distribution of surplus is made, the smaller of an amount equal to 10% of the dividend or the excess, if any, of 25% of common stock over the total of legal earnings reserve and additional paid-in capital must be set aside as legal earnings reserve or additional paid-in capital. Legal earnings reserve is included in retained earnings in the accompanying consolidated balance sheets.

As of March 31, 2008, the total amount of legal earnings reserve and additional paid-in capital exceeded 25% of the common stock, therefore, no additional provision is required.

Legal earnings reserve and additional paid-in capital may not be distributed as dividends. By the resolution of shareholders' meeting, legal earnings reserve and additional paid-in capital may be transferred to other retained earnings and capital surplus, respectively, which are potentially available for dividends.

The maximum amount that the Company can distribute as dividends is calculated based on the nonconsolidated financial statements of the Company in accordance with the Law.

Year end cash dividends are approved by the shareholders after the end of each fiscal year, and semiannual interim cash dividends are declared by the Board of Directors after the end of each interim six-month period. Such dividends are payable to shareholders of record at the end of each fiscal year or interim six-month period. In accordance with the Law, final cash dividends and the related appropriations of retained earnings have not been reflected in the financial statements at the end of such fiscal year. However, cash dividends per share shown in the accompanying consolidated statements of income reflect dividends applicable to the respective period.

On June 24, 2008, the shareholders approved the declaration of year end cash dividends totaling ¥15,407 million ($155,626 thousand) to shareholders of record as of March 31, 2008, covering the year then ended.

8. Contingent Liabilities

As of March 31, 2008, the Company and its consolidated subsidiaries had contingent liabilities as follows:

	Yen (millions)	U.S. Dollars (thousands)
	2008	2008
Loans guaranteed	¥ 5,121	$ 51,727
Notes discounted	31	313
	¥ 5,152	$ 52,040

The Company and some of its subsidiaries are subject to investigations conducted by the authorities such as the Japan Fair Trade Commission, the U.S. Department of Justice and the Competition DG of the European Commission with respect to TFT LCD business. In addition, civil lawsuits have been filed in North America against the Company and some of its subsidiaries with respect to the alleged anti-competitive behavior.

9. Employees' Severance and Pension Benefits

Allowance for severance and pension benefits of the Company and its domestic consolidated subsidiaries as of March 31, 2007 and 2008 consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Projected benefit obligation	¥ 359,995	¥ **361,343**	$ **3,649,929**
Less - fair value of plan assets	(381,003)	**(328,051)**	**(3,313,646)**
Less - unrecognized actuarial differences	(23,849)	**(88,848)**	**(897,455)**
Less - unrecognized net transition obligation	(2,809)	**—**	**—**
Unrecognized prior service costs	39,215	**36,084**	**364,485**
Prepaid pension cost	9,514	**20,863**	**210,738**
Allowance for severance and pension benefits	¥ 1,063	¥ **1,391**	$ **14,051**

In addition, allowance for severance and pension benefits of ¥9,373 million as of March 31, 2007 and ¥5,209 million ($52,616 thousand) as of March 31, 2008 were provided by certain overseas consolidated subsidiaries in conformity with generally accepted accounting principles prevailing in the respective countries of domicile.

Expenses for severance and pension benefits of the Company and its domestic consolidated subsidiaries for the years ended March 31, 2007 and 2008 consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Service costs	¥ 13,091	¥ **13,153**	$ **132,859**
Interest costs on projected benefit obligation	8,751	**9,014**	**91,051**
Expected return on plan assets	(16,092)	**(17,171)**	**(173,444)**
Amortization of net transition obligation	2,809	**2,856**	**28,848**
Recognized actuarial loss	3,392	**3,398**	**34,323**
Amortization of prior service costs	(3,096)	**(3,096)**	**(31,273)**
Expenses for severance and pension benefits	¥ 8,855	¥ **8,154**	$ **82,364**

The discount rate used by the Company and its domestic consolidated subsidiaries was 2.5% for the years ended March 31, 2007 and 2008. The rate of expected return on plan assets used by the Company and its domestic consolidated subsidiaries for the years ended March 31, 2007 and 2008 was 4.5%.

The estimated amount of all retirement benefits to be paid at future retirement dates is allocated to each service year mainly based on points.

10. Segment Information

The Company and its consolidated subsidiaries operate in Consumer/Information Products business and Electronic Components business. Consumer/Information Products business includes audio-visual and communication equipment, home appliances and information equipment. Electronic Components business includes LSIs, LCDs and other electronic components.

Information by business segment for the years ended March 31, 2007 and 2008 is as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Net Sales:			
Consumer/Information Products:			
Customers	¥ 2,058,109	¥ 2,285,341	$ 23,084,253
Intersegment	9,431	6,365	64,293
Total	2,067,540	2,291,706	23,148,546
Electronic Components:			
Customers	1,069,662	1,132,395	11,438,333
Intersegment	492,024	630,490	6,368,586
Total	1,561,686	1,762,885	17,806,919
Elimination	(501,455)	(636,855)	(6,432,879)
Consolidated	¥ 3,127,771	¥ 3,417,736	$ 34,522,586
Operating Income:			
Consumer/Information Products	¥ 81,705	¥ 79,218	$ 800,182
Electronic Components	105,519	104,363	1,054,172
Elimination	(693)	111	1,121
Consolidated	¥ 186,531	¥ 183,692	$ 1,855,475
Total Assets:			
Consumer/Information Products	¥ 927,321	¥ 950,857	$ 9,604,616
Electronic Components	1,583,965	1,686,595	17,036,313
Elimination and Corporate Assets	457,524	435,755	4,401,566
Consolidated	¥ 2,968,810	¥ 3,073,207	$ 31,042,495
Depreciation and Amortization:			
Consumer/Information Products	¥ 46,560	¥ 71,298	$ 720,182
Electronic Components	173,078	206,429	2,085,141
Elimination	(1,923)	(1,160)	(11,717)
Consolidated	¥ 217,715	¥ 276,567	$ 2,793,606
Capital Expenditures:			
Consumer/Information Products	¥ 71,479	¥ 128,194	$ 1,294,889
Electronic Components	288,406	308,441	3,115,565
Elimination	(2,802)	(410)	(4,141)
Consolidated	¥ 357,083	¥ 436,225	$ 4,406,313

Corporate assets as of March 31, 2007 and 2008 were ¥485,370 million and ¥464,645 million ($4,693,384 thousand), respectively, and were mainly comprised of the Company's cash and cash equivalents and investments in securities.

Effective for the year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted the new accounting standard "Accounting Standard for Directors' Bonus" (Accounting Standards Board Statement No. 4 issued by the Accounting Standards Board of Japan on

November 29, 2005), resulting in an immaterial impact on segment information for the year ended March 31, 2007.

As is stated in Note 1. (n) Changes in accounting methods, royalty and technical assistance fees and the corresponding costs originally included in "Other, net" of Other Income (Expenses) were reclassified into "Net sales" and "Cost of sales," respectively, effective for the year ended March 31, 2007. With this change, for the year ended March 31, 2007, net sales for Consumer/Information Products were up by ¥3,583 million and operating income was up by ¥731 million, and net sales for Electronic Components were up by ¥12,031 million, and operating income was up by ¥10,425 million, respectively, compared to the previous classification.

Effective for the year ended March 31, 2007, the consolidated subsidiaries in the U.S.A. adopted the revised accounting standard for retirement benefits in the U.S.A., resulting in an immaterial impact on segment information for the year ended March 31, 2007.

Effective for the year ended March 31, 2008, pursuant to an amendment to the Corporate Tax Law, the Company and its domestic consolidated subsidiaries have depreciated tangible fixed assets acquired on and after April 1, 2007 in accordance with the method stipulated in the amended Corporate Tax Law. With this change, for the year ended March 31, 2008, operating income for Consumer/Information Products is down by ¥3,096 million ($31,273 thousand) and operating income for Electronic Components is down by ¥4,138 million ($41,798 thousand), compared to amounts calculated by the previous method.

Effective for the year ended March 31, 2008, the amended "Auditing Treatment Relating to Reserve Defined under the Special Tax Measurement Law, Reserve Defined under the Special Law and Reserve for Director and Corporate Auditor Retirement Benefits" (The Japanese Institute of Certified Public Accountants ("JICPA") Auditing and Assurance Practice Committee Report No. 42, April 13, 2007) was adopted, resulting in an immaterial impact on segment information for the year ended March 31, 2008.

Information by geographic segment for the years ended March 31, 2007 and 2008 is as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Net Sales:			
Japan:			
Customers	¥ 1,860,199	¥ 1,971,125	$ 19,910,354
Intersegment	909,956	970,510	9,803,131
Total	2,770,155	2,941,635	29,713,485
The Americas:			
Customers	526,325	563,501	5,691,929
Intersegment	7,076	14,411	145,566
Total	533,401	577,912	5,837,495
Europe:			
Customers	490,338	548,242	5,537,798
Intersegment	3,445	4,134	41,758
Total	493,783	552,376	5,579,556
China:			
Customers	129,449	191,177	1,931,081
Intersegment	394,878	450,354	4,549,030
Total	524,327	641,531	6,480,111
Other:			
Customers	121,460	143,691	1,451,424
Intersegment	218,244	236,737	2,391,283
Total	339,704	380,428	3,842,707
Elimination	(1,533,599)	(1,676,146)	(16,930,768)
Consolidated	¥ 3,127,771	¥ 3,417,736	$ 34,522,586

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Operating Income:			
Japan	¥ 163,216	¥ 144,502	$ 1,459,616
The Americas	9,533	7,444	75,192
Europe	8,129	11,280	113,940
China	8,842	9,835	99,343
Other	2,116	3,683	37,202
Elimination	(5,305)	6,948	70,182
Consolidated	¥ 186,531	¥ 183,692	$ 1,855,475
Total Assets:			
Japan	¥ 2,057,977	¥ 2,161,836	$ 21,836,727
The Americas	193,451	175,767	1,775,424
Europe	231,344	246,833	2,493,263
China	153,600	186,909	1,887,970
Other	103,592	94,978	959,374
Elimination and Corporate Assets	228,846	206,884	2,089,737
Consolidated	¥ 2,968,810	¥ 3,073,207	$ 31,042,495

Corporate assets as of March 31, 2007 and 2008 were ¥485,370 million and ¥464,645 million ($4,693,384 thousand), respectively, and were mainly comprised of the Company's cash and cash equivalents and investments in securities.

For the year ended March 31, 2007, a new geographic segment "China," which had been previously categorized as a part of the "Other" segment, was disclosed separately, and "Asia," which had been disclosed separately, was included in "Other" segment instead, given the increasing materiality of the China segment. Consequently the geographic segment "Other" principally consists of "Asia," "Middle East" and "Oceania" region.

Effective for the year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted the new accounting standard "Accounting Standard for Directors' Bonus" (Accounting Standards Board Statement No. 4 issued by the Accounting Standards Board of Japan on November 29, 2005), resulting in an immaterial impact on segment information for the year ended March 31, 2007.

As is stated in Note 1. (n) Changes in accounting methods, royalty and technical assistance fees and the corresponding costs originally included in "Other, net" of Other Income (Expenses) were reclassified into "Net sales" and "Cost of sales," respectively, effective for the year ended March 31, 2007. With this change, for the year ended March 31, 2007, net sales for "Japan" were up by ¥38,151 million and operating income was up by ¥17,372 million. Also, net sales for "Elimination" were down by ¥22,537 million and operating income was down by ¥6,216 million, compared to the previous classification.

Effective for the year ended March 31, 2007, the consolidated subsidiaries in the U.S.A. adopted the revised accounting standard for retirement benefits in the U.S.A., resulting in an immaterial impact on segment information for the year ended March 31, 2007.

Effective for the year ended March 31, 2008, pursuant to an amendment to the Corporate Tax Law, the Company and its domestic consolidated subsidiaries have depreciated tangible fixed assets acquired on and after April 1, 2007 in accordance with the method stipulated in the amended Corporate Tax Law. With this change, for the year ended March 31, 2008, in the Japan, operating income is down by ¥7,234 million ($73,071 thousand), compared to amounts calculated by the previous method.

Effective for the year ended March 31, 2008, the amended "Auditing Treatment Relating to Reserve Defined under the Special Tax Measurement Law, Reserve Defined under the Special Law and Reserve for Director and Corporate Auditor Retirement Benefits" (The Japanese Institute of Certified Public Accountants ("JICPA") Auditing and Assurance Practice Committee Report No. 42, April 13, 2007) was adopted, resulting in an immaterial impact on segment information for the year ended March 31, 2008.

Overseas sales for the years ended March 31, 2007 and 2008 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2007	2008	2008
Overseas sales:			
The Americas	¥ 582,588	¥ **625,841**	$ **6,321,626**
Europe	523,301	**584,252**	**5,901,535**
China	305,895	**412,470**	**4,166,364**
Other	189,049	**204,426**	**2,064,909**
Total	¥ 1,600,833	¥ **1,826,989**	$ **18,454,434**

Overseas sales were comprised of overseas consolidated subsidiaries' sales and the Company's and its domestic consolidated subsidiaries' export sales to customers.

For the year ended March 31, 2007, the Company recategorized its segmentation for "Overseas sales" information given the increasing materiality of the China segment. Consequently "China, " which had been previously categorized as a part of the "Other" segment, was disclosed separately, and "Asia," which had been disclosed separately, was included in "Other" segment instead.

As is stated in Note 1. (n) Changes in accounting methods, royalty and technical assistance fees and the corresponding costs originally included in "Other, net" of Other Income (Expenses) were reclassified into "Net sales" and "Cost of sales," respectively, effective for the year ended March 31, 2007. With this change, for the year ended March 31, 2007, overseas sales were up by ¥102 million for "Europe," ¥13,126 million for "China," and ¥1,022 million for "Other," respectively, compared to the previous classification.

11. Significant Subsequent Events

On April 1, 2008, based on a basic agreement regarding partial stock transfer and acquisition of Sharp Finance Corporation concluded with Fuyo General Lease Co., Ltd., the Company transferred 65% of the stock of Sharp Finance Corporation to Fuyo General Lease Co., Ltd. (payment: ¥31,200 million ($315,152 thousand)). The gain on sales of investments in securities for the stock transfer was ¥18,521 million ($187,081 thousand).

Independent Auditors' Report



To the Board of Directors of Sharp Corporation:

We have audited the accompanying consolidated balance sheets of Sharp Corporation and consolidated subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, changes in net assets and cash flows for the years then ended, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sharp Corporation and subsidiaries as of March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following:
As discussed in Note 1. (n) to the consolidated financial statements, royalty and technical assistance fees and the corresponding costs originally included in "Other income (Expenses)" were reclassified into "Net sales" and "Cost of sales," respectively, effective for the year ended March 31, 2007.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2008 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1. (a) to the consolidated financial statements.

KPMG AZSA & Co.

Osaka, Japan
June 24, 2008

Consolidated Subsidiaries

Domestic:	Sharp Electronics Marketing Corporation Sharp Finance Corporation Sharp System Products Co., Ltd. Sharp Manufacturing Systems Corporation Sharp Engineering Corporation Sharp Document Systems Corporation Sharp Amenity Systems Corporation Sharp Niigata Electronics Corporation Sharp Trading Corporation Sharp Business Computer Software Inc. Sharp Yonago Corporation SD Future Technology Co., Ltd.
Overseas: <Countries and Areas>	Sharp Electronics Corporation <New Jersey, U.S.A.> Sharp Laboratories of America, Inc. <Washington, U.S.A.> Sharp Electronics Manufacturing Company of America, Inc. <California, U.S.A.> Sharp Electronics of Canada Ltd. <Ontario, Canada> Sharp Electronica Mexico S.A. de C.V. <Baja California, Mexico> Sharp Electronics (Europe) GmbH <Hamburg, Germany> Sharp Electronics (U.K.) Ltd. <Middlesex, U.K.> Sharp Laboratories of Europe, Ltd. <Oxford, U.K.> Sharp International Finance (U.K.) Plc. <Middlesex, U.K.> Sharp Electronica España S.A. <Barcelona, Spain> Sharp Electronics (Schweiz) AG <Rüschlikon, Switzerland> Sharp Electronics (Nordic) AB <Bromma, Sweden> Sharp Electronics France S.A. <Paris, France> Sharp Manufacturing France S.A. <Soultz, France> Sharp Electronics (Italia) S.p.A. <Milano, Italy> Sharp Electronics Benelux B.V. <Houten, The Netherlands> Sharp Manufacturing Poland Sp. zo. o. <Torun, Poland> Sharp Electronics Russia LLC. <Moscow, Russia> Sharp Electronics (Taiwan) Co., Ltd. <Kaohsiung, Taiwan> Sharp Electronic Components (Taiwan) Corporation <Taipei, Taiwan> Sharp (Phils.) Corporation <Manila, Philippines> Sharp-Roxy Sales (Singapore) Pte., Ltd. <Singapore> Sharp Electronics (Singapore) Pte., Ltd. <Singapore> Sharp Manufacturing Corporation (M) Sdn. Bhd. <Johor, Malaysia> Sharp Electronics (Malaysia) Sdn. Bhd. <Selangor, Malaysia> Sharp Microelectronics Technology (Malaysia) Sdn. Bhd. <Selangor, Malaysia> Sharp Appliances (Thailand) Ltd. <Chachoengsao, Thailand> Sharp Manufacturing (Thailand) Co., Ltd. <Nakornpathom, Thailand> Sharp Software Development India Pvt. Ltd. <Bangalore, India> Shanghai Sharp Electronics Co., Ltd. <Shanghai, China> Sharp Office Equipments (Changshu) Co., Ltd. <Changshu, China> Wuxi Sharp Electronic Components Co., Ltd. <Wuxi, China> Nanjing Sharp Electronics Co., Ltd. <Nanjing, China> Sharp Electronics (Shanghai) Co., Ltd. <Shanghai, China> Sharp Technical Components (Wuxi) Co., Ltd. <Wuxi, China> Sharp Electronics Sales (China) Co., Ltd. <Shanghai, China> P.T. Sharp Electronics Indonesia <Jakarta, Indonesia> P.T. Sharp Semiconductor Indonesia <West Java, Indonesia> Sharp Corporation of Australia Pty. Ltd. <New South Wales, Australia> Sharp Corporation of New Zealand Ltd. <Auckland, New Zealand> Sharp Middle East FZE <Dubai, U.A.E.>

Investor Information

(As of March 31, 2008)

Shareholders

Number of Shareholders 85,032

Principal Shareholders

	Number of shares held	Percentage of total shares
Nippon Life Insurance Company	55,667,384	5.01%
State Street Bank and Trust Company	52,730,527	4.75
Meiji Yasuda Life Insurance Company	47,359,000	4.26
Mizuho Corporate Bank, Ltd.	41,910,469	3.77
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	41,678,116	3.75
Japan Trustee Services Bank, Ltd. (Trust Account)	39,234,000	3.53
The Master Trust Bank of Japan, Ltd. (Trust Account)	39,113,000	3.52
The Dai-ichi Mutual Life Insurance Company	30,704,140	2.76
Mitsui Sumitomo Insurance Company, Limited	30,658,022	2.76
Sompo Japan Insurance Inc.	26,870,000	2.42

Note: Aside from the above, a total of 4,770,000 shares in Mizuho Corporate Bank, Ltd. have been set up as trust assets related to the employee pension trust.

Share Distribution



Japanese securities companies
17,941,235 (1.62%)
Other Japanese corporations
57,577,778 (5.18%)
Japanese individual shareholders
175,311,644 (15.78%)
Foreign shareholders
325,203,511 (29.28%)
Total
1,110,699,887
Shares
Treasury stock
10,174,616 (0.92%)
Japanese financial institutions*
524,491,103 (47.22%)
* A total of 76,595,000 shares (6.90%) in investment trusts and pension trust funds are included in shares held by Japanese financial institutions.

Stock Exchange Listings

Tokyo, Osaka, Nagoya, Fukuoka, Sapporo

Transfer Agent

Mizuho Trust & Banking Co., Ltd.
Osaka Stock Transfer Agency Department
11-16, Sonezaki 2-chome, Kita-ku, Osaka 530-0057, Japan

Investor Relations

Sharp Corporation Investor Relations

(Osaka) 22-22, Nagaike-cho, Abeno-ku, Osaka 545-8522, Japan
Phone: +81-6-6625-3023 Fax: +81-6-6625-0918

(Tokyo) 8, Ichigaya-Hachiman-cho, Shinjuku-ku, Tokyo 162-8408, Japan
Phone: +81-3-3260-1289 Fax: +81-3-3260-1822

Web sites:
(English) http://sharp-world.com/corporate/ir/index.html
(Japanese) http://www.sharp.co.jp/corporate/ir/index.html

SHARP


END

SHARP CORPORATION

22-22, Nagaike-cho, Abeno-ku, Osaka 545-8522, Japan
Phone: +81-6-6621-1221
http://www.sharp.co.jp


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